    As filed with the Securities and Exchange Commission on October 6, 1997


                                                     Registration No. 333-33961
   ----------------------------------------------------------------------------
   ----------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                 -------------
                                AMENDMENT No. 1
                                      To
                            REGISTRATION STATEMENT
                                  on Form S-1
                                     Under
                          THE SECURITIES ACT OF 1933
                                  -------------
                         OAO TECHNOLOGY SOLUTIONS, INC.
            (Exact name of registrant as specified in its charter)

        Delaware                          7373                   52-1973990
(State or other jurisdiction of  (Primary Standard Industrial (I.R.S. Employer
incorporation or organization      Classification Code No.)  Identification No.)

                          7500 Greenway Center Drive
                           Greenbelt, Maryland  20770
                                (301) 486-0400
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                  -------------
                                William R. Hill
                            Chief Executive Officer
                        OAO TECHNOLOGY SOLUTIONS, INC.
                          7500 Greenway Center Drive
                           Greenbelt, Maryland  20770
                                (301) 486-0400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  -------------
                       Copies of all communications to:

 James A. Ounsworth, Esq.            N. Jeffrey Klauder, Esq.                  Robert H. Strouse, Esq.
Safeguard Scientifics, Inc         Morgan, Lewis & Bockius LLP               Drinker Biddle & Reath LLP
800 The Safeguard Building           2000 One Logan Square                     1000 Westlakes Drive
  435 Devon Park Drive        Philadelphia, Pennsylvania  19103-6993                   Suite 300
Wayne, Pennsylvania 19087                (215) 963-5694                    Berwyn, Pennsylvania 19312-2409
   (610) 293-0600                                                              (610) 993-2213


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ X ]

                                  -------------




The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation or an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

   ----------------------------------------------------------------------------
   ----------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER 6, 1997
PROSPECTUS
                               6,720,000 Shares

                        OAO TECHNOLOGY SOLUTIONS, INC.
                                 Common Stock
                            (and Rights to acquire
                        up to 6,400,000 of such shares)

    OAO Technology Solutions, Inc. is granting at no cost to the holders of common shares of Safeguard Scientifics, Inc. transferable rights to purchase shares of our Common Stock. Safeguard shareholders will receive one right for every five Safeguard common shares that they own as of ___________, 1997.
Each right will entitle the holder to purchase one share of our Common Stock at an exercise price of $5.00 per share. Up to 6,400,000 shares of our Common Stock will be offered in the rights offering. Of these shares, we will be selling 5,915,000 shares and three of our existing stockholders will be selling 485,000 shares. If any shares remain unsubscribed after the rights offering, the underwriters will purchase all such shares pursuant to a standby underwriting agreement.

    We will also be selling an additional 320,000 shares of our Common Stock to certain persons selected by us. These persons may have a relationship with us, Safeguard or one of Safeguard's other partnership companies.

    The exercise period for the rights will expire at 5:00 p.m., New York City time, on ___________, 1997. You may only exercise your rights if you purchase at least 20 shares of our Common Stock through such exercise.
                                                                     (Continued)

    You should carefully consider the information regarding the risks associated with an investment in our Common Stock that are discussed under the caption "Risk Factors" beginning on page 8.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 -------------

                           Assumed Exercise    Underwriting Discount        Paid by Selling        Proceeds to      the Selling
                           and Offer Price       Paid by the Company        Stockholders            the Company    Stockholders
                          -----------------    ---------------------    --------------------       ----------      ------------
                                                     Min. $0.15                Min. $0.15           Max. $4.85      Max. $4.85
Per Share................       $5.00                Max. $0.35                Max. $0.35           Min. $4.65      Min. $4.65

                                                     Min. $935,250           Min. $72,750        Max. $30,239,750   Max. $2,352,250
Total....................    $33,600,000             Max. $2,118,250         Max. $169,750       Min. $29,056,750   Min. $2,255,250

Total with                                           Min. $935,250           Min. $296,750       Max. $30,239,750   Max. $5,328,250
Over-Allotment...........    $36,800,000             Max. $2,118,250         Max. $393,750       Min. $29,056,750   Min. $5,231,250

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


    The minimum underwriting discount assumes that all rights granted in the rights offering are exercised and reflects the payment of a financial advisory fee to the underwriters equal to 3% of the exercise price on the 6,720,000 shares sold in this offering. In such a case, the minimum underwriting discount would yield the maximum proceeds to us and to the selling stockholders. The maximum underwriting discount assumes that none of the rights granted in the rights offering are exercised and reflects the payment of an underwriting discount of 4% of the exercise price on the 6,400,000 shares which would then be purchased by the underwriters plus an additional 3% financial advisory fee on all of the 6,720,000 shares offered hereby. In such a case, the maximum underwriting discount would yield the minimum proceeds to us and to the selling stockholders.

    The last row of the table assumes that the underwriters have exercised their option granted by the selling stockholders to purchase an additional 640,000 shares of our Common Stock. The exercise of the over-allotment option would yield additional proceeds to the selling stockholders and would require the payment by the selling stockholders of both a 4% underwriting discount and a 3% financial advisory fee on such shares.

Wheat First Butcher Singer                          Janney Montgomery Scott Inc.

              The date of this Prospectus is            , 1997.

    Once you exercise a right and we accept the exercise, you may not withdraw the exercise. The shares of our Common Stock that are sold in the rights offering will come first from the shares being issued by us, and then from the shares being sold by the selling stockholders. If shares remain unsubscribed after the end of the rights exercise period, the first 300,000 of such shares will be offered by us to certain other persons. These persons may have a relationship with us, Safeguard or one of Safeguard's other partnership companies. All shares not purchased by such persons after this offer and all unsubscribed shares in excess of 300,000 will be purchased by the underwriters pursuant to a standby underwriting agreement.



    There is no minimum number of shares that must be subscribed for in the rights offering for it to be completed. The number of rights that will be granted to the holders of Safeguard common shares is based upon the number of Safeguard common shares that are outstanding on __________, 1997. If there are fewer than 32,000,000 Safeguard common shares outstanding on ___________, 1997, we will grant fewer than 6,400,000 rights in the rights offering. If fewer than 6,400,000 rights are granted, we will offer the shares subject to the rights which were not granted to Safeguard shareholders to certain persons selected by us at a purchase price of $5.00 per share. In any event, all of the 6,400,000 shares of our Common Stock offered in the rights offering will be sold.
However, this offering may be canceled by the underwriters if certain conditions are not satisfied. In that event, if you have made any payments to the rights agent, ChaseMellon Shareholder Services, L.L.C., the full amount of your payments, without interest, will be promptly returned to you.



    We will not receive any proceeds from the sale of shares by the selling stockholders. After the completion of this offering, the selling stockholders together will own approximately 21.6% of our Common Stock.

    We have filed a Registration Statement with the SEC covering the rights and the shares of Common Stock. Before this offering, our Common Stock has not been listed on any stock exchange or The Nasdaq Stock Market. We have filed an application to have the rights and our Common Stock approved for quotation on the Nasdaq National Market.

    The underwriters may engage in transactions involving the Common Stock during and after the rights exercise period. As a result, the underwriters may realize profit in addition to the underwriting compensation received for their participation in this offering. We expect that we will deliver any remaining shares on or about ___________, 1997 at the offices of Wheat, First
Securities, Inc. in Richmond, Virginia.

    After this offering, we intend to send to all of our stockholders annual reports containing financial statements that have been examined and reported upon, with an opinion expressed by, the Company's independent auditors.


    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING INITIATING BIDS OR EFFECTING PURCHASES ON THE NASDAQ NATIONAL MARKET FOR THE PURPOSE OF PREVENTING OR RETARDING A DECLINE IN THE MARKET PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    [PHOTO]

                  Three photographs of employees surrounding the following
             text: "OAO Technology Solutions, Inc. Providing Worldwide,
[PHOTO] Full-Service Information Technology Solutions through Industry-Specific Global Partnerships".

                              PROSPECTUS SUMMARY


    The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the underwriters' over-allotment option and assumes an exercise price of $5.00 per share. Unless the context otherwise indicates, OAO Technology Solutions, Inc. and its subsidiaries are referred to collectively herein as the "Company."

                                  The Company



    OAO Technology Solutions, Inc. (the "Company") provides a wide range of outsourced information technology ("IT") solutions and professional services, including the operation of large-scale data center complexes and networks ("Megacenter Operations"), distributed systems management, staffing services and other IT services. The Company provides these solutions and services, generally on a long-term, fixed-price contractual basis, to strategic clients ("Strategic Clients") which are global providers of IT outsourcing services.
 The Company works with these Strategic Clients as part of the IT outsourcing team in providing services to a wide range of corporate clients ("Engagement Clients"), accepting delivery responsibility for specific functional roles within the outsourcing engagements. The Company's primary Strategic Clients have been IBM's Global Services ("IBM", formerly IBM's Integrated Systems Solutions Corp.) and Digital Equipment Corporation ("Digital"). The Company is also working towards establishing a Strategic Client relationship, with
Perot Systems Corp. ("Perot Systems").   Representative Engagement Clients
currently include Ameritech, Campbell Soup, McDonnell Douglas, PECO Energy and Ryder Systems Corp. The Company's revenues have expanded at a compound annual growth rate of 60.5% to $57.9 million in 1996 from $22.5 million in 1994. Revenues in the first six months of 1997 increased by 61.7% to $39.3 million compared to $24.3 million in the first six months of 1996. For the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, approximately 92%, 74% and 62% of the Company's revenues, respectively, were derived from fixed-price contracts. As of June 30, 1997, the Company had over 1,300 employees in 14 Company offices and 82 engagement locations in the United States, Canada, Mexico, Brazil and the United Kingdom.

    The use of outsourcing has grown rapidly as corporations have increasingly determined that it is advantageous to focus on their core competencies and outsource those functions that are not central to their primary mission. According to the Yankee Group, an industry research firm, the IT outsourcing market in 1995 was approximately $59 billion in the United States and approximately $107 billion worldwide. One of the key trends occurring in the IT outsourcing industry is an increasing use of business partnerships and alliances among outsourcing vendors to deliver more cost-effectively to the engagement client a broader range of technical skills. Factors driving this trend include the complexity and convergence of technology required in outsourcing engagements, competition for technical resources, shortened delivery times, and investment costs of internally building technical capabilities. As a result, outsourcing providers recognize that it is not practical to internally develop and manage all of the technical skills and critical resources necessary to perform increasingly complex outsourcing engagements.



    The Company believes that it is differentiated from other IT service providers through its focus on relationships with Strategic Clients, its ability to perform successfully and profitably under multi-year, fixed-price contracts and its ability to provide services on a national and international basis. The Company's strategy is to build long-term relationships with selected Strategic Clients by understanding their business needs and by providing specific services within large-scale outsourcing engagements more cost-effectively than its Strategic Clients. The Company's services range from basic data center management operations to help desk services, business process reengineering and software engineering support. The Company delivers its services through customer teams, each of which has full responsibility for the delivery of services to a specific Strategic Client. The Company's close relationships with its Strategic Clients, its ability to rapidly transition and integrate its management personnel into new engagements, and its ability to effectively manage personnel in the client environment, allow the Company to profitably price its services under fixed-price contracts. By offering fixed-price contracts, the Company reduces the execution and pricing risk for its Strategic Clients in their large-scale outsourcing engagements. The Company has developed and is continuing to expand its international service delivery capabilities in order to leverage its Strategic Clients' increasingly global IT outsourcing efforts.

    Large-scale outsourcing engagements typically involve the acquisition of IT assets by the outsourcing provider from the engagement client. These assets can range from fixed assets, such as entire data centers and computer networks, to personnel, such as data center, help desk and programming staff.
 The Company's role in outsourcing engagements usually involves the retention of IT personnel from the Engagement Client. By retaining employees as part of its new outsourcing engagements, to date the Company's growth has not been impeded by the availability of qualified technical personnel and the Company has avoided the significant staffing costs and expenses normally associated with new engagements within the IT services industry. In each new outsourcing engagement, the Company utilizes its expertise in IT staffing and operations to evaluate and retain outsourced staff and to reengineer the
operations of the outsourced function.   Through this process, the Company
historically has been able to improve the performance of, and manage on a more cost-effective basis, the outsourced function for its clients.

    The Company's goal is to become one of the premier providers of outsourced IT solutions and professional services by pursuing the following principal strategies:

    Leverage Existing Relationships. By establishing and nurturing close relationships with a limited number of Strategic Clients, the Company intends to continue building a reputation for performance that supports the Company's selection by its clients as a value-added partner of choice. In support of this strategy, the employees that deliver services to Strategic Clients are organized in customer teams, with each customer team responsible for a particular Strategic Client. In addition to designated customer teams, the Company also maintains engagement managers who are responsible for each Strategic Client relationship and who seek to identify additional business opportunities within the Strategic Client organization. As a result of these relationships, the Company has been granted several engagements by Strategic Clients without the requirement that the Company submit to a competitive selection process.

    Selectively Expand Base of Strategic Clients.   The Company intends to
selectively expand the number of Strategic Clients with which it maintains relationships by carefully evaluating market opportunities with IT services and product providers who value the Company's outsourcing approach. The Company recently began its third engagement with the energy systems group of Perot Systems and is working towards establishing a Strategic Client relationship with Perot Systems. The Company is also working to establish business opportunities with NCR also with the objective of achieving a Strategic Client relationship. In expanding its base of Strategic Clients, the Company intends to refrain from pursuing engagement or partnership opportunities with organizations competing directly with its existing Strategic Clients.

    Increase International Presence. The Company plans to continue to expand its international presence to capitalize on global outsourcing opportunities with its Strategic Clients. The Company currently maintains offices in Canada, Mexico, Brazil and the United Kingdom, and anticipates opening additional offices within the next 18 months in Continental Europe and the Asia-Pacific Rim. The Company also uses joint venture relationships with local IT services providers in order to broaden its international service capabilities. The Company has established a joint venture relationship with Capita Managed Services Limited, a local IT service provider in the United Kingdom, and has executed letters of understanding regarding the establishment of joint venture relationships with Stefanini Consultoria e Assessoria em informatica in Brazil and with Comtex Group Limited in New Zealand.

    Develop Industry-Specific Expertise. The Company intends to selectively develop expertise in industries that may offer higher-margin opportunities for the Company's IT solutions and professional services. The Company has invested in developing expertise in the healthcare industry, and has recently begun an engagement with IBM which leverages the Company's industry expertise to provide a state-of-the-art health data network to healthcare service providers. The Company will target other vertical markets that are undergoing regulatory, technological or competitive changes which provide opportunities for increased outsourcing of IT functions. The Company will likely make investments in new technical and service capabilities to enhance its vertical market strategy.

    Pursue Acquisitions and Alliances. The Company intends to pursue expansion opportunities with other IT service providers by means of acquisitions or alliances. The Company believes that new technical skills, additional industry expertise, a broader client base and an expanded geographic presence may result from these activities.



    In the years ended December 31, 1995 and 1996 and in the six months ended June 30, 1997, the Company's largest Strategic Client, IBM, accounted for approximately 88.7%, 82.2% and 76.2% of the Company's revenues, respectively. Dataquest, an industry research firm, estimates that in 1995, IBM was the leading provider of management/operations and business process management services in the United States with a 28.9% market share and was one of the top two outsourcing providers worldwide with a 19.7% market share.
 The Company's relationship with Digital has grown by 252.4% from $2.1 million in the six months ended June 30, 1996 to approximately $7.4 million in the six months ended June 30, 1997. In early 1997, the Company also began its third engagement with Perot Systems through its energy systems group.



    The Company began operations in January 1993 as a division of OAO Corporation, was incorporated in the State of Delaware in March 1996 and was spun off from OAO Corporation in April 1996. The Company's principal executive offices are located at 7500 Greenway Center Drive, Greenbelt, Maryland 20770 and its telephone number is (301) 486-0400.

                                 The Offering


Description of the Rights Offering . . . . . . . .    If you hold Safeguard common shares on ___________, 1997, you will receive one right to purchase our Common Stock for every five Safeguard common shares you own.  Fractional rights will be rounded up to the next whole number in determining the number of rights to be issued to
                                                      Safeguard shareholders.  Each right entitles you to purchase one share of our Common Stock at a purchase price of $5.00.  You must own at least
                                                      20 rights to be eligible to exercise your rights.  In other words, if you own fewer than 96 Safeguard common shares, you will receive fewer than 20 rights and you will not be eligible to exercise your rights unless you purchase additional rights in the market.  Together with the selling stockholders, we are offering up to 6,400,000 shares of our
                                                      Common Stock for purchase through the exercise of rights.

The Exercise Price of the Rights . . . . . . . . .    If you wish to exercise your rights to purchase our Common Stock, the purchase price will be $5.00 per share of Common Stock.

When You Can Exercise Your Rights. . . . . . . . .    The rights will only be exercisable from the period beginning on
                                                      ____________, 1997 and ending on _______ __, 1997 at 5:00 p.m., New
                                                      York City time.

How Your Rights Will be Evidenced. . . . . . . . .    You will receive certificates that represent your transferable rights.

Offer of Unsubscribed Shares to Other
    Purchasers . . . . . . . . . . . . . . . . . .    In the event that not all of the rights are exercised, we will offer the first 300,000 unsubscribed shares and any shares of Common Stock subject to rights that were not distributed, to certain persons selected by us.
                                                      These persons may have a relationship with us, Safeguard or one of
                                                      Safeguard's other partnership companies.

Obligations of the Underwriters. . . . . . . . . .    The underwriters will purchase any shares offered in the rights offering that have not been purchased through the exercise of rights and have not otherwise been sold by us by ___________, 1997 at the exercise price, less a 4% underwriters' discount and a 3% financial advisory fee.
                                                      The underwriters will then offer these shares to the public.

                                      -5-



Number of Shares of Common Stock Offered
    in the Rights Offering . . . . . . . . . . . .    Of the 6,400,000 shares offered in the rights offering, we will be selling 5,915,000 shares and the selling stockholders will be selling
                                                      485,000 shares.
Offer of Direct Shares to Direct
    Purchasers . . . . . . . . . . . . . . . . . .    We are also offering up to 320,000 shares of our Common Stock to certain persons selected by us.  These persons may have a relationship with us,
                                                      Safeguard or one of Safeguard's other partnership companies.

Common Stock to be Outstanding After the
    Offering . . . . . . . . . . . . . . . . . . .    After this offering, 16,235,583 shares of Common Stock will be outstanding, not including 1,375,875 shares issuable upon the exercise of outstanding stock options (at a weighted average exercise price of
                                                      $2.70 per share) as of June 30, 1997.

How We Intend to Use the Proceeds. . . . . . . . .    We will use the money received from the sale of our shares to repay our outstanding debt, to invest in additional management information systems, and for continued international expansion, working capital, general corporate purposes and other capital expenditures.  We may also use a portion of the net proceeds for future acquisitions, although we currently have no commitments regarding any acquisition.  We will not receive any proceeds from the sale of our shares by the selling stockholders.

Nasdaq National
   Market Symbols. . . . . . . . . . . . . . . . .    During the period in which you can exercise your rights, the rights will trade on the Nasdaq National Market under the symbol OAOTR and the
                                                      Common Stock will trade under the symbol OAOTV on a when-issued basis.
                                                      After the expiration of the rights period, the Common Stock will trade under the symbol OAOT.


                  Summary Consolidated Financial Information



The summary consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1994, 1995 and 1996, and the balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for the year ended December 31, 1993 and the six months ended June 30, 1996 and 1997 and the balance sheet data as of December 31, 1993 and June 30, 1997 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, include all significant, normal and recurring adjustments necessary for a fair presentation of the financial position and results of operations for such unaudited period. The Company began its operations in 1993 as a division of OAO Corporation, was incorporated in March 1996 and was spun off from OAO Corporation in April 1996.




                                                                               Six Months
                                                                                  Ended
                                                December 31,                     June 30,
                                   --------------------------------------     --------------
                                   1993(1)      1994      1995      1996      1996      1997
                                   -------      ----      ----      ----      ----      ----
                                                  (In thousands, except per share data)

Statement of Operating Data:
Revenues.......................... $12,142   $22,472   $38,229   $57,891   $24,321   $39,338
Direct costs......................   8,944    16,503    28,548    43,896    18,170    30,773
Gross profit......................   3,198     5,969     9,681    13,995     6,151     8,565
Income from operations............     586     1,226     2,343     3,171     1,277     2,250
Net income........................ $   322   $   699   $ 1,089   $ 1,810   $   725   $ 1,232
                                   -------      ----      ----      ----      ----      ----
                                   -------      ----      ----      ----      ----      ----


Pro forma net income per common
share (2)........................                                    .17       .07       .12
Pro forma weighted average number
of common shares outstanding (2).                                 10,422    10,422    10,414



                                                  At June 30, 1997
                                  ---------------------------------------------------
                                                                          Pro Forma
                                    Actual           Pro Forma(3)        adjusted (4)
                                   -------           ------------        ------------
                                                    (In thousands)
Balance Sheet Data:
Working capital................... $ 4,505             $32,498             $32,498
Total asset.......................  20,205              48,198              44,198
Total debt........................   4,651               4,651                 651
Total stockholders' equity........   7,072              35,065              35,065


--------------------------------


    (1) The Company's initial year of operations began in 1993 as a division of OAO Corporation. The Company was incorporated in March 1996 and was spun off from OAO Corporation in April 1996. As these were entities under common control, the merger was accounted for similar to that of a pooling-of-interests and as a result, the financial statements of the Company have been presented at historical cost since its inception in 1993.



    (2) See Note 2 to Notes to the Consolidated Financial Statements for information concerning calculation of pro forma net income per common share.
    (3) Adjusted to give effect to the sale by the Company of 6,235,000 shares of Common Stock and the receipt and application of approximately $28.0 million in net proceeds from this offering after deducting the maximum total underwriting discount with respect to such shares of approximately $2.2 million and estimated offering expenses of $1.0 million (including $200,000 representing the maximum applicable non-accountable expense allowance to the underwriters).
    (4) The "Pro Forma As Adjusted" balances reflect the repayment of the outstanding principal balance under the Company's line of credit from the proceeds of this offering (which was $4.0 million as of July 31, 1997). See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 RISK FACTORS

    An investment in the rights and the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, as well as all other information in this Prospectus, before investing in the shares of the Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the following risk factors.

Dependence on Key Strategic Clients

    Historically, substantially all of the Company's revenue has been derived from its relationships with its largest Strategic Clients, IBM and Digital. For the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, IBM accounted for approximately 88.7%, 82.2% and 76.2% of the Company's revenues, respectively. For the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, Digital accounted for approximately 5.4%, 11.4% and 18.8% of the Company's total revenues, respectively. The Company expects to continue to derive a significant portion of its revenue from IBM and Digital for the foreseeable future. The Company's future revenues are dependent to a large extent on the success of the outsourcing businesses of IBM and Digital and their continued engagement of the Company. The termination or nonrenewal of a Strategic Client's contract by an Engagement Client could have a material adverse effect on the Company's business, operating results and financial condition. The loss of IBM or Digital as a Strategic Client or a decrease in the revenue derived from the Company's relationships with either IBM or Digital would have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that either Strategic Client will continue to engage the Company's services at historical levels, if at all.

Limited Ability to Establish New Strategic Client Relationships

    Because the Company intends to maintain relationships with a limited number of Strategic Clients, the Company's opportunity to obtain engagements from other entities including major competitors of these Strategic Clients will be significantly limited. There can be no assurance that the Company will be able to establish new Strategic Client relationships. As a result, the Company's revenue will likely continue to be derived from a limited number of clients and the Company's future growth opportunities will likely be tied to the opportunities presented to its Strategic Clients. There can be no assurance that the Company's Strategic Clients will enjoy continued growth opportunities in their outsourcing businesses, that they will retain the Company to participate in any such opportunities, or that new contracts with existing Strategic Clients will generate profits commensurate with the Company's historical level of profits.

Risks Associated With Fixed-Price Contracts

    For the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, approximately 92%, 74% and 62% of the Company's
revenues, respectively, were derived from fixed-price contracts.   The
successful use of fixed-price contracts by the Company is dependent on the Company's ability to maintain a pre-established level of service while achieving certain operating or managerial efficiencies during the course of its fixed-price engagements. There can be no assurance that the Company will successfully achieve these efficiencies, the failure of which would likely have a material adverse effect on the Company's business, operating results and financial condition.

Ability to Sustain and Manage Growth

    The Company's future growth is dependent upon a number of factors, including successful execution of the Company's international expansion plans, implementation of new management information systems, entrance into new vertical markets, retention of employees, development of complementary capabilities, execution of its acquisition strategy, and entrance into alliances and business partnerships. The Company currently has limited management and administrative resources. The Company's growth and expansion has placed and will likely continue to place a significant strain on the Company's resources, and the failure to manage growth effectively would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business - Growth Strategy" and "Management."

Variability of Quarterly Operating Results

    The Company has experienced and may in the future continue to experience fluctuations in its quarterly operating results. Factors that may cause the Company's quarterly operating results to vary include the number of active engagements, the loss of major Strategic Clients or Engagement Clients, the timing of personnel cost increases and the portion of revenues derived from new client engagements. In addition, certain of the Company's engagements are terminable by its Strategic Clients without penalty and any such termination could have an adverse effect on the Company's business, operating results and financial condition. Due to these and other factors, there can be no assurance that the Company's operating results will meet the expectations of investors for any given fiscal period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence on Key Personnel

    The Company believes that its continued success depends to a significant extent upon the efforts and abilities of its executive officers
and other key employees.   In particular, the loss of the services of
William R. Hill, the Company's President and Chief Executive Officer, or Edgar M. Fields, the Company's Chief Operating Officer, or any of the Company's other executive officers or key employees could have a material adverse effect on the Company's business, operating results and financial condition. With the exception of Mr. Hill, none of the Company's executive officers have entered into employment contracts with the Company. Furthermore, the Company's anticipated growth and expansion into activities requiring additional expertise will require the hiring of highly skilled technical, management, financial, sales and marketing personnel. Competition for such personnel is intense, and the failure of the Company to effectively hire and retain such personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Management."

Competition

    The IT services market is highly competitive and is served by numerous firms, including systems consulting and integration firms, professional services companies, application software firms, temporary employment agencies, the professional service groups of computer equipment companies, facilities management and management information systems outsourcing companies, certain "Big Six" accounting firms, and general management consulting firms. Many participants in the commercial IT services market have significantly greater financial, technical and marketing resources and generate greater revenues than the Company. The Company believes that the principal competitive factors in the commercial IT services industry include responsiveness to client needs, the ability to cause the transition of the outsourced services to occur on a prompt and seamless basis, quality of service, employee relations, price, management capability and technical expertise. The Company believes that its ability to compete also depends on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate skilled technical and management personnel, the price at which others offer comparable services and the extent of its competitors' responsiveness to client needs.

    As the worldwide IT solutions and services market continues to grow, the Company believes that it will attract new competitors. There can be no assurance that the Company will be able to compete successfully which could result in the failure to obtain new engagements or could compel the Company to make significant price reductions. The inability of the Company to successfully compete could result in a material adverse effect on the Company's business, operating results and financial condition. See "Business--Competition."

Risks Associated With International Sales

      The Company expects to expand its presence in international markets and may in the future derive a significant portion of its revenues from these markets. The Company's current and future international business activities are subject to a variety of potential risks, including political, regulatory and trade and economic policy risks. The Company will also be subject to the risks attendant to transacting in foreign currencies. In addition, many foreign governments have laws which provide employees with significantly more favorable severance and other social welfare benefits than are generally provided in the U.S. Accordingly, the Company may be subject to unanticipated and significant severance costs upon the cancellation or expiration of any of its international engagements. The realization by the Company of any of these risks could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 12 to notes to the Consolidated Financial Statements.

Dependence on Availability of Qualified Technical Personnel

    The Company is dependent upon its ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the service requirements of its clients. The Company competes for these individuals with other providers of technical services, systems integrators, providers of outsourcing services, computer systems consultants, and temporary personnel agencies. There can be no assurance that a sufficient number of qualified technical personnel will be available to the Company or that the Company will successfully retain its existing personnel. The realization of any of such events could have a material adverse effect on the Company's business, financial condition and results of operations.

Liabilities for Client and Employee Actions

    The Company often places its employees in the workplace of Strategic Clients and Engagement Clients. The Company is therefore exposed to potential liability with respect to actions taken by its employees, such as damages caused by employee errors, misuse of client-proprietary information or theft of client property. Due to the nature of the Company's potential liability with respect to any such actions, there can be no assurance that any insurance maintained by the Company will be adequate to cover any such liability. To the extent that such insurance is not sufficient in amount or scope to cover a loss, the Company's business, financial condition and results of operations could be materially adversely affected. Another attendant risk involves possible claims of discrimination, harassment and other similar claims. A failure to avoid these risks may result in negative publicity for the Company and the payment by the Company of money damages or fines or loss of a Strategic Client or Engagement Client relationship. There can be no assurance that the Company will not experience such problems in the future.

Intellectual Property and Proprietary Rights

    The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements to protect the proprietary rights of the Company and the Company's Strategic Clients and Engagement Clients. The Company generally enters into agreements with its clients which contain covenants regarding confidentiality and limits access to, and distribution of, its clients' proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of the Company's or its clients' proprietary information or that the Company will be able to detect unauthorized use or take appropriate steps to enforce its clients' intellectual property rights.
The Company has recently adopted a policy which requires each new employee to execute restrictive covenants that require the employee to keep confidential all proprietary information pertaining to the assets or business of the Company and its clients.

Control by Principal Stockholders

    After the completion of this offering, Safeguard, Cecile D. Barker and William R. Hill, the three largest stockholders of the Company (collectively, the "Principal Stockholders") will beneficially own in the aggregate approximately 57.5% of the outstanding Common Stock. As a result, the Principal Stockholders will collectively have the voting power to elect the Company's entire Board of Directors and to approve all matters requiring stockholder approval. See "Management--Executive Officers and Directors" and "Principal and Selling Stockholders."

Broad Discretion in Application of Proceeds; Acquisition Risks

    The Company intends to use the net proceeds from this offering to repay the outstanding principal balance under its line of credit (which was $4.0 million as of July 31, 1997), for an investment in additional management information systems (estimated at approximately $4.0 million) and for continued international expansion, working capital, general corporate purposes and other capital expenditures. In addition, a portion of the net proceeds may be used to make acquisitions. Accordingly, the specific uses for a substantial portion of the net proceeds will be at the complete discretion of the Board of Directors of the Company and may be allocated from time to time based upon a variety of circumstances. No assurance can be given that the Company will deploy such funds in a manner that will enhance the financial condition of the Company. In addition, no assurance can be given that acquisitions will be available on terms and conditions acceptable to the Company. Acquisitions present numerous risks, including inaccurate assessment of the benefits to be provided by an acquired business, the assumption of unexpected liabilities, significant costs and expenses, costs and expenses involved in the integration of the operations and services of an acquired business, diversion of management's attention from other business concerns and potential loss of key employees of the acquired business. Acquisitions of foreign businesses may involve additional risks, including those associated with assimilating differences in foreign business practices, overcoming language barriers, transacting in foreign currencies and assuming severance and other social welfare obligations. Furthermore, the Company has not previously made any acquisitions and therefore has no history of avoiding any of these risks. The realization of any of these risks could be expected to have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds."

No Prior Market; Possible Volatility of Stock Price

    Prior to this offering, there has been no public market for the Common Stock or the rights, and there can be no assurance that an active public market will develop or be sustained. The exercise price of the rights has been determined solely by negotiations among the Company, the selling stockholders and the underwriters and does not necessarily reflect the price at which shares of Common Stock may be sold in the public market during or after this offering. See "The Offering--Why We are Selling Shares Through a Rights Offering" for a discussion of the factors considered in determining the exercise price. The public markets, in general, have from time to time experienced extreme price and volume fluctuations, which have in some cases been unrelated to the operating performance of particular companies, and the market for the securities of IT services companies, may be subject to greater price volatility than the stock market in general. In addition, factors such as announcements of new engagements by the Company's competitors or third parties; announcements of fluctuations in the operating results of the Company or its Strategic Clients, Engagement Clients or its competitors; strategic alliances involving the Company's competitors; or general market conditions in the IT industry may have a significant impact on the market price of the Common Stock.

Dilution

    The average price per share paid upon the original issuance by the Company of Common Stock prior to this offering was $0.50. Purchasers of the Common Stock in this offering will suffer an immediate dilution of $2.84 in the net tangible book value per share of the Common Stock from the exercise price of the rights. See "Dilution."

Shares Eligible for Future Sale



    A substantial number of outstanding shares of Common Stock and shares of Common Stock issuable upon exercise of outstanding stock options will become eligible for future sale in the public market at various times. In addition to the factors affecting the stock market in general and the market for the Common Stock discussed above, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have 16,235,583 shares of Common Stock outstanding, excluding 1,375,875 shares of Common Stock subject to stock options outstanding as of June 30, 1997, and any stock options granted by the Company after June 30, 1997. Of these shares, the Common Stock sold by the Company in this offering, except for certain shares described below, will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Act"). The remaining 9,515,583 shares of Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 under the Act ("Rule 144") and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144 or Rule 701 ("Rule 701") under the Act.


    Without considering the contractual restrictions described below, (i) 9,515,168 Restricted Shares will be eligible for sale ninety days after the date of this Prospectus, subject to volume and other resale conditions imposed by Rule 144, and (ii) 415 Restricted Shares will be eligible for future sale subject to the holding period and other conditions imposed by Rule 144. Certain restrictions on shares of Common Stock are applicable to
(i) any shares of Common Stock purchased in this offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144, except for the holding period requirements thereunder, and (ii) the shares of Common Stock beneficially owned by the Principal Stockholders all of which, together with the shares of Common Stock beneficially owned by the other executive officers, directors and nominees for director of the Company and 280,000 shares of Common Stock beneficially owned by Warren V. Musser (and/or his assignees), are subject to lock-up agreements (the "Lock-Up Agreements") and pursuant to such agreements will not be eligible for sale or other disposition until 180 days after the expiration date of the rights (the "Lock-Up Expiry Date") without the prior written consent of Wheat, First Securities, Inc. In addition, the Company has granted certain registration rights to certain of its shareholders whereby they may cause the Company to register shares of Common Stock. See "Shares Eligible For Future Sale."



    It is anticipated that a registration statement (the "Form S-8 Registration Statement") covering the Common Stock that may be issued pursuant to the exercise of options awarded by the Company will be filed and become effective prior to the Lock-Up Expiry Date, and that shares of Common Stock that are so acquired or offered thereafter pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation. Subject to the provisions of any Lock-Up Agreement, shares of Common Stock may be resold in the public market beginning 90 days after the date of this Prospectus pursuant to Rule 701 (i) by persons who are not affiliates of the Company, without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144 and (ii) by affiliates of the Company, without compliance with the holding period requirements of Rule 144. See "Management--Equity Compensation Plan," "Shares Eligible For Future Sale--Stock Options" and "Underwriting."

Possible Issuance of Preferred Stock

    Shares of preferred stock may be issued by the Company in the future without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company and potentially prevent the payment of a premium to stockholders in an acquisition transaction. There are no shares of preferred stock outstanding and the Company has no present plans to issue any shares of preferred stock. See "Description of Capital Stock--Preferred Stock."

Requirements for Listing Securities on the Nasdaq National Market; Application of the Penny Stock Rules

    The Company has applied with the Nasdaq National Market to have the Common Stock and rights (the "Listed Securities") approved for listing (upon completion of this offering with respect to the Common Stock and from the date of this Prospectus through the expiration date with respect to the rights). If the Company is unable to maintain the standards for continued listing, the Listed Securities could be subject to delisting from the Nasdaq National Market. Trading, if any, in the Listed Securities would thereafter be conducted on the Nasdaq Small Cap Market. If, however, the Company did not meet the requirements of the Nasdaq Small Cap Market, trading of the Listed Securities would be conducted on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in what is commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.

    In addition, if the Company's securities were delisted, they would be subject to the so-called penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1.0 million or annual income exceeding $200,000, or $300,000 together with a spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale.
Consequently, delisting, if it occurred, may affect the ability of broker-dealers to sell the Company's securities and the ability of purchasers in this offering to sell their securities in the secondary market.

    The SEC has adopted regulations that define a "penny stock" to be any equity security that has a market price (as defined in the regulations) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result, if the Common Stock is determined to be "penny stock," an investor may find it more difficult to dispose of the Company's Common Stock.

No Dividends

    To date, the Company has not paid any cash dividends on its Common Stock, and does not expect to declare or pay any cash or other dividends in the foreseeable future. In addition, the Company's credit agreement contains a financial covenant that prohibits the payment of cash dividends. See "Dividend Policy."

Cancellation of Rights Offering

    If the conditions precedent to the sale to the underwriters set forth in the standby underwriting agreement are not satisfied, the underwriters may elect, on or before the sixth business day after the expiration date of the rights (the "Closing Date"), to cancel the rights offering and the Company and the selling stockholders will not have any obligations with respect to the rights. Under such circumstances, the exercise price, without interest, will be promptly returned. See "Underwriting." The Company has been advised by the NASD that it is likely that trades in the rights and the when-issued shares of Common Stock in the market would be canceled if the rights offering is not consummated.

                                 THE OFFERING

Why We are Selling Shares Through  a Rights Offering

    We have agreed with Safeguard and the selling stockholders to make a rights offering to holders of Safeguard common shares. This rights offering represents the Company's initial public offering of its securities, although it is different than a traditional public offering in that securities are directed first to Safeguard shareholders and then to the general public. We believe that this rights offering will provide several advantages over a traditional initial public offering. This type of offering gives us the opportunity to offer our Common Stock to investors who, as Safeguard shareholders, already have some knowledge of our business. Our securities will also be distributed to a broader, more stable shareholder base and underwriting discounts and commissions will be less than if we pursued a traditional initial public offering. In addition, Safeguard supports these types of rights offering because it affords its shareholders the opportunity to purchase shares before the shares are offered to the general public.



    We determined the exercise price through negotiations with the selling stockholders and the underwriters. In making this determination, we considered such factors as our future prospects and historical financial data, our industry in general and our position in the industry; market valuations of the securities of companies engaged in activities similar to ours; the quality of our management team; and, the advice of our underwriters. We will also obtain two independent appraisals to further support the determination of the final exercise and offering price.



You Can Exercise or Sell Your Rights

    Until __________, 1997, you may purchase one share of our Common Stock for each right you receive, or you may sell your rights in the market. However, you may not exercise rights for fewer than 20 shares of Common Stock in a single account, unless you have previously exercised rights for at least 20 shares in the same account and you provide a letter to ChaseMellon stating that you have already exercised at least 20 rights. If you hold Safeguard common shares in multiple accounts, you must meet the minimum purchase requirement for each account. You may, however,
consolidate your rights into one account.   If you receive fewer than 20
rights, you should consider purchasing enough additional rights to be eligible to exercise your rights or selling your rights in the market. You should consult with your regular investment advisor and carefully consider your alternatives.

If the Number of Safeguard Common Shares You Own is Not Divisible by Five

    If the number of Safeguard common shares you own is not evenly divisible by five, we will round up to the next highest whole number in calculating the number of rights that you are entitled to receive. For example, if you hold 96 Safeguard common shares, you will receive 20 rights. If you are a nominee for beneficial holders of Safeguard common shares, we will round the number of rights that you will receive based upon the amount held by each beneficial holder individually.

When You Can Exercise Your Rights

    You can exercise your rights at any time during the period beginning on ___________, 1997 and ending at 5:00 p.m., New York City time, on ____________, 1997. After that date, you will not be able to exercise or transfer your rights and they will be worthless. We do not intend to honor any rights received for exercise by ChaseMellon after _______________, 1997, regardless of when you sent your rights to ChaseMellon for exercise.

How You Can Transfer Your Rights



    You may transfer all or a portion of your rights by endorsing and delivering to ChaseMellon (at the addresses set forth below) your rights certificate. You must properly endorse the certificate for transfer, your signature must be guaranteed by a bank or securities broker and your certificate must be accompanied by instructions to reissue the rights you want to transfer in the name of the person purchasing the rights. ChaseMellon will reissue certificates for the transferred rights to the purchaser, and will reissue a certificate for the balance, if any, to you if it is able to do so before _________, 1997. You will be responsible for the payment of any commissions, fees and other expenses (including brokerage commissions and any transfer taxes) incurred in connection with the purchase or sale of your rights. We believe that a market for the rights may develop during the period in which the rights may be exercised. To facilitate the market, we have applied with the Nasdaq National Market to have the rights approved for quotation for the period ___________, 1997 through ____________, 1997. We have reserved "OAOTR" as the Nasdaq symbol under which the rights will trade.
 If you have any questions regarding the transfer of rights, you should contact ChaseMellon at P.O. Box 3301, South Hackensack, New Jersey 07606,
Attention:  Reorganization Department, telephone number (800) 223-6554


 .

How You Can Exercise Your Rights

    You may exercise your rights by completing and signing the election to purchase form that appears on the back of each rights certificate. You must send the completed and signed form, along with payment in full of the exercise price for all shares that you wish to purchase to ChaseMellon. ChaseMellon must receive these documents and the payment by 5:00 p.m., New York City time, on ____________, 1997. We do not intend to honor any exercise of rights received by ChaseMellon after that date.

    We will, however, accept your exercise if ChaseMellon has received full payment of the exercise price for shares to be purchased through the exercise of rights, and has received a letter or telegraphic notice from a bank, trust company or member firm of the New York Stock Exchange or the American Stock Exchange setting forth your name, address and taxpayer identification number, the number of shares you wish to purchase, and guaranteeing that a properly completed and signed election to purchase form will be delivered to ChaseMellon by 5:00 p.m., New York City time, on _____________, 1997. If the properly executed documents are not received by 5:00 p.m. on _________, 1997, we do not intend to accept your subscription.

    We suggest, for your protection, that you deliver your rights to ChaseMellon by overnight or express mail courier. If you mail your rights, we suggest that you use registered mail. If you wish to exercise your rights, you should mail or deliver your rights and payment for the exercise price to ChaseMellon as follows:





By Mail:                               By Hand                                 By Overnight/Express Mail
                                                                               Courier:

ChaseMellon Shareholder                ChaseMellon Shareholder
 Services                                Services                              ChaseMellon Shareholder Services
Reorganization Department              Reorganization Department               Reorganization Department
P.O. Box 3301                          120 Broadway,13 Floor                   85 Challenger Road, Mail Drop -
 South Hackensack, NJ  07606           New York, New York  10271                 Reorg
                                                                               Ridgefield Park, NJ  07660


    You must pay the exercise price in U.S. dollars by cash, check or money order payable to the "Safeguard Escrow Account." Until this offering is closed, your payment will be held in escrow by ChaseMellon, who will serve as the escrow agent of the Safeguard Escrow Account.

    ChaseMellon will deliver certificates to you representing the Common Stock purchased through the exercise of rights by ____________, 1997.
Until that date, ChaseMellon will hold all funds received in payment of the exercise price in escrow and will not deliver any funds to us or to the selling stockholders until the shares of Common Stock have been issued.

    If you are a broker or depository who holds Safeguard common shares for the account of others and you receive rights certificates for the account of more than one beneficial owner, you should provide copies of this Prospectus to the beneficial owners. You should also carry out their intentions as to the exercise or transfer of their rights.

    Safeguard will decide all questions as to the validity, form and eligibility (including times of receipt, beneficial ownership and compliance with minimum exercise provisions). The acceptance of subscription forms and the exercise price also will be determined by
Safeguard.   Alternative, conditional or contingent subscriptions will not be accepted. Safeguard reserves the absolute right to reject any subscriptions not properly submitted. In addition, Safeguard may reject any subscription if the acceptance of the subscription would be unlawful. Safeguard also may waive any irregularities (or conditions) in the subscription of shares of Common Stock, and its interpretation of the terms (and conditions) of the rights offering shall be final and binding.

    If you are given notice of a defect in your subscription, you will have five business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than ___________, 1997. We are not obligated to give you notification of defects in your
subscription.   We will not consider an exercise to be made until all
defects have been cured or waived. If your exercise is rejected, your payment of the exercise price will be promptly returned by ChaseMellon.

How You Can Obtain Additional Information

    If you wish to receive additional copies of this Prospectus or additional information concerning this offering, you should contact Thomas
D. Roberts III, at Wheat, First Securities, Inc., telephone number 804-344-6404, or Dan N. Pickens at Janney Montgomery Scott Inc., telephone number 215-665-4513.

Expected Exercise of Rights by Safeguard CEO

    Warren V. Musser, the Chairman and Chief Executive Officer of
Safeguard (or his assignees) is expected to exercise all rights distributed to him. As a result, he (or his assignees) is expected to acquire approximately 560,000 shares of our Common Stock through the rights offering.

What Happens to the Unsubscribed Shares

    The first 300,000 shares of Common Stock that are not subscribed for at the end of the rights exercise period will be offered at a price of $5.00 per share to persons selected by us. These persons may have a relationship with us, Safeguard or one of Safeguard's other partnership companies. We expect to enter into agreements with these persons to purchase the unsubscribed shares before the end of the rights exercise period. If there are less than 300,000 unsubscribed shares at the end of the rights exercise period, the number of unsubscribed shares offered to each of these persons will be adjusted accordingly.

    To the extent that any unsubscribed shares remain unsold after the offer to these persons, the underwriters will purchase these shares pursuant to the standby underwriting agreement. The underwriters must purchase these shares no later than ____________, 1997.

    In connection with this offering, the underwriters will receive a financial advisory fee of 3% of the exercise price for each share of Common Stock being offered in this offering, regardless of whether they purchase any shares in this offering. In addition, if the underwriters purchase any shares in this offering or through the exercise of certain rights that are purchased in the open market under certain circumstances, they may purchase the shares at the exercise price less an underwriting discount of 4% of the exercise price, subject to certain limitations. The underwriters will offer shares of Common Stock purchased by them to the public at prices which may vary from the exercise price. The selling stockholders have granted to the underwriters an option to purchase an additional 640,000 shares of Common Stock to cover over-allotments, if any, during the 20-day period beginning on ___________, 1997. The underwriters will be entitled to purchase these over-allotment shares at the exercise price less the 3% financial advisory fee and the 4% underwriting discount. See "Underwriting." We will not receive any proceeds from the sale of any shares of Common Stock by the selling stockholders.

    We intend to supplement this Prospectus after the rights exercise period is over to set forth the results of the rights offering, the transactions by the underwriters during the exercise period, the number of unsubscribed shares purchased, if any, and any resale transactions.

What Happens if the Rights Offering is Canceled



    The underwriters have the right to cancel the rights offering if certain conditions are not satisfied or if certain circumstances exist prior to the
closing date of this offering.   If you exercise rights and the rights
offering is canceled, ChaseMellon will promptly return to you, without interest, any payment received in respect of the exercise price and you will not receive any shares of our Common Stock. Along with the selling stockholders, we have established an escrow account with ChaseMellon to hold funds received prior to the closing date of this offering. The NASD has advised us that trades in the rights and the when-issued shares of Common Stock in the market would be canceled if this offering is not consummated.


                         Federal Income Tax Consequences

    The following is a summary of the material federal income tax consequences affecting holders of Safeguard common shares receiving rights in this offering. In the opinion of Morgan, Lewis & Bockius LLP, the distribution of the rights by the Company to holders of Safeguard common shares more likely than not will constitute a taxable transaction under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be subject to state or local income taxes. Because of the complexity of the provisions of the Code referred to below and because tax consequences may vary depending upon the particular facts relating to each holder of Safeguard common shares, such holders should consult their own tax advisors concerning their individual tax situations and the tax consequences of this offering under the Code and under any applicable state, local or foreign tax laws.

    Safeguard has been advised by Morgan, Lewis & Bockius LLP that, under current interpretations of case law, the Code, and applicable regulations thereunder, the federal income tax consequences applicable to holders of Safeguard common shares receiving rights in this offering generally are as follows:

Distribution of Rights to Holders of Safeguard Shares

    The rights, representing the right to acquire shares of Common Stock from the Company, can be considered as constituting "property" within the meaning of Section 317(a) of the Code. The federal income tax consequences of a distribution of the rights by the Company to holders of Safeguard common shares, as determined under the Code and the regulations thereunder, are as follows: (i) each noncorporate holder of Safeguard common shares will be deemed to have received a distribution from Safeguard, generally taxable as ordinary dividend income, in an amount equal to the fair market value (if any) of the rights, as of the date of distribution, (ii) each corporate holder of Safeguard common shares (other than foreign corporations and S corporations) will be deemed to have received a distribution from Safeguard (generally taxable as a dividend subject to the dividends received deduction for corporations (generally 70%, but 80% under certain circumstances)) in an amount equal to the fair market value (if any) of the rights, as of the date of distribution; and (iii) the tax basis of the rights in the hands of each holder (whether corporate or noncorporate) of Safeguard common shares will be equal to the fair market value (if any) of the rights as of the date of distribution. Because of the predominantly factual nature of determining the fair market value, if any, of the rights, Morgan, Lewis & Bockius LLP has expressed no opinion with respect to the fair market value of the rights.

    Since the fair market value of the rights will determine the amount of taxable income deemed received by the holders of Safeguard common shares, the determination of the fair market value of each right as of the date of distribution is critical. The exercise price was determined through arms-length negotiations among the Company, the selling stockholders and the underwriters. Based on these negotiations and the two independent appraisals which will be obtained, Safeguard's Board of Directors believes that the per share value of Common Stock represented by the rights at the date of the commencement of this offering approximates the exercise price, and that the rights should have no value for federal income tax purposes. However, the Internal Revenue Service is not bound by this determination. See "The Offering-Why We Are Selling Shares Through a Rights Offering."

Exercise of Rights

     Holders of rights, whether corporate or noncorporate, will recognize neither gain nor loss upon the exercise of the rights. A holder of rights who receives shares of Common Stock upon the exercise of the rights will acquire a tax basis in such shares equal to the sum of the exercise price paid under this offering and the tax basis (if any) of the holder of rights in the rights.

Transfer of Rights

    The transferable nature of the rights will permit a holder of rights to sell rights prior to exercise. Pursuant to Section 1234 of the Code, a rights holder who sells rights prior to exercise will be entitled to treat the difference between the amount received for the rights and the adjusted tax basis (if any) of the holder of rights in the rights as a short-term capital gain or capital loss, provided that Common Stock subject to the rights would have been a capital asset in the hands of the holder had it been acquired by him. The gain or loss so recognized will be short-term since the rights will have been held for less than twelve months.

Non-Exercise of Rights

    The income tax treatment applicable to holders of rights who fail to exercise or transfer their rights prior to the expiration date also is set forth in Section 1234 of the Code. Holders of rights who allow their rights to lapse are deemed under the Code to have sold their rights on the date on which the rights expire. Since upon such lapse no consideration will be received by a holder of rights, and since the rights will have been held for less than twelve months, a short-term capital loss equal to the tax basis (if any) in the rights will be sustained by the holder on such lapse, provided that Common Stock subject to the rights would have been a capital asset in the hands of the holder had it been acquired by him.

                                 USE OF PROCEEDS

    The minimum net proceeds to the Company from the sale of the 6,235,000 shares of Common Stock offered by the Company are estimated to be approximately $28.0 million after deducting estimated offering expenses allocable to and payable by the Company and assuming that none of the rights granted in the rights offering are exercised and the sale of 5,915,000 shares of Common Stock to the underwriters pursuant to the standby underwriting agreement. Estimated offering expenses include the maximum applicable non-accountable expense allowance to the underwriters, a financial advisory fee of 3% of the exercise price and an underwriting discount of 4% of the exercise price. In the event more of the shares of Common Stock offered hereby are sold pursuant to the exercise of rights, the Company will not be obligated to pay the underwriting discount with respect to such shares and will, therefore, realize an amount of net proceeds greater than approximately $28.0 million. See "The Offering--What Happens to the Unsubscribed Shares" and "Underwriting."

    The Company intends to use approximately $4.0 million of the net proceeds from this offering to pay amounts due to CoreStates Bank, N.A. under its line of credit. The amount outstanding under this line of credit bears interest, generally at the Company's option, at the bank's prime rate or other short term rates, and is payable on May 31, 1999. The Company also intends to use approximately $4.0 million of the net proceeds of this offering to invest in additional management information systems. The remainder of the net proceeds will be used for continued international expansion, working capital, general corporate purposes and other capital expenditures. The Company may also seek to use a portion of the net proceeds from this offering to expand its business through acquisitions, although the Company does not have any acquisition commitments. Other than to repay the outstanding balance under its credit line and to purchase additional management information systems, the Company has not made any determination regarding the amounts or timing of the use of any proceeds from this offering. See "Risk Factors -- Broad Discretion in Application
of Proceeds; Acquisition Risks."   The amounts and the timing of any such
use may vary significantly depending upon a number of factors, including the Company's revenue growth, asset growth, cash flow and acquisition activities. Pending such uses, the net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing securities. The Company currently anticipates that the net proceeds received by the Company from this offering, together with amounts available under its existing line of credit, cash generated from operations and existing cash balances will be sufficient to satisfy its operating cash needs through December 31, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


                                 DIVIDEND POLICY

    To date, the Company has not paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of future dividends, if any, will depend among other things, on the Company's results of operations, cash flows and financial condition and on such other factors as the Company's Board of Directors may, in its discretion, consider relevant. In addition, the Company's credit agreement with CoreStates Bank, N.A. contains a financial covenant that prohibits the payment of any dividends.

                                    CAPITALIZATION


    The following table sets forth the total capitalization of the Company as of June 30, 1997, and as adjusted to reflect the sale of 6,235,000 shares of Common Stock by the Company in this offering and the application of the estimated minimum net proceeds of approximately $28.0 million therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and other financial information included elsewhere in this Prospectus.


                                                         As of June 30, 1997
                                                      ------------------------
                                                      Actual    As Adjusted(1)
                                                      ------    -------------
                                                           (In thousands)
Short term debt and current portion of
  long term debt(2) . . . . . . . . . . . . . . . .   $4,501           $   501
                                                      ------           -------
                                                      ------           -------
Long term debt . . . . . . . . . . . . . . . . . .       150               150
Stockholders' equity:
    Preferred Stock, par value $.01 per share;
    5,000,000 shares authorized and no shares issued
    and outstanding actual and as adjusted . . . . .     --               --

    Common Stock, par value $.01 per share;  25,000,000
    shares authorized,
and
   10,000,583 shares issued and outstanding actual
   and 16,235,583 shares issued and outstanding
   as adjusted (3) . . . . . . . . . . . . . . . . .     100               162
   Additional paid-in capital (3). . . . . . . . .     4,950            32,881
   Retained earnings . . . . . . . . . . . . . . .     2,022             2,022
                                                      ------           -------
        Total stockholders' equity . . . . . . . .     7,072            35,065
                                                      ------           -------
              Total capitalization . . . . . . . . .  $7,222           $35,215
                                                      ------           -------
                                                      ------           -------

-------------------
(1) Adjusted to give effect to the sale by the Company of 6,235,000 shares of Common Stock and the receipt and application of approximately $28.0 million in net proceeds from this offering after deducting the maximum total underwriting discount with respect to such shares of approximately $2.2 million and estimated offering expenses of $1.0 million.
(2) Represents the outstanding amount under the Company's line of credit and current portion of balances due under capital leases. The "as adjusted" total indebtedness reflects the repayment of $4.0 million outstanding under the Company's line of credit from a portion of the net proceeds from this offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(3) Excludes as of June 30, 1997, 1,375,875 shares of Common Stock issuable upon the exercise of options at a weighted average exercise price of $2.70 per share (of which options to purchase 352,417 shares were exercisable as
        of June 30, 1997).   See "Management--Equity Compensation Plan."

                                       DILUTION

    As of June 30, 1997, the Company had a net tangible book value of approximately $7.1 million or $0.71 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after June 30, 1997, other than to give effect to the items described in Note 1 appearing immediately below the following table, the pro forma net tangible book value of the Company as of June 30, 1997, would have been approximately $36.1 million or $2.16 per share. This represents an immediate increase in such pro forma net tangible book value of $1.45 per share to existing stockholders and an immediate dilution of $2.84 per share to investors purchasing Common Stock at the exercise price in this offering. New stockholders that acquire Common Stock from the underwriters at a price greater than the exercise price will experience greater dilution. The following table illustrates this per share dilution in net tangible book value:

Exercise Price . . . . . . . . . . . . . . . . . . . .              $  5.00
  Net tangible book value per share as of
    June 30, 1997. . . . . . . . . . . . . . . . . . .    $ 0.71
  Increase per share attributable to new
    stockholders (1) . . . . . . . . . . . . . . . .        1.45
                                                          ------
Pro forma net tangible book value per share
 as of June 30, 1997 . . . . . . . . . . . . . . . . .                   2.16
                                                                        ------
Dilution per share to new stockholders . . . . . . . .                  $2.84
                                                                        ------
                                                                        ------

-------------------
(1) Reflects the sale by the Company of 6,235,000 shares of Common Stock and the receipt of approximately $28.0 million in net proceeds from this offering.

    The following table sets forth, on an adjusted basis as of June 30, 1997, the number of shares of Common Stock issued by the Company, the total consideration paid and the average price per share paid upon original issuance to stockholders prior to this offering and by new investors before deducting the underwriters' discount, financial advisory fees and estimated offering expenses:

                                                                                           Total
                                                 Shares Purchased                     Consideration(1)
                                          -----------------------------       -----------------------------       Average Price
                                            Number           Percentage          Amount          Percentage        Per Share(1)
                                          ----------         ----------       -----------        ----------       -------------
Existing stockholders. . . . . . .        10,000,583             61.6%        $ 5,000,000          13.8%               $0.50

New stockholders . . . . . . . .           6,235,000             38.4          31,175,000          86.2%                5.00
                                          ----------         ----------       -----------        ----------
        Total. . . . . . . . . . .        16,235,583            100.0%        $36,175,000         100.0%
                                          ----------         ----------       -----------        ----------
                                          ----------         ----------       -----------        ----------

-------------------
(1) Reflects gross consideration from the issuance of stock, and therefore does not reflect deductions for stock issuance costs, underwriting discounts, financial advisory fees and offering expenses.

    The foregoing tables assume no exercise of outstanding options. As of June 30, 1997 there were outstanding options to purchase an aggregate of 1,375,875 shares of Common Stock at a weighted average exercise price of $2.70 per share (of which options to purchase 352,417 shares were exercisable at June 30, 1997), and the Company had an additional 1,824,125 shares of Common Stock available for future grants and other issuances under the Company's Amended and Restated 1996 Equity Compensation Plan. See "Management" and Note 8 to the Notes to the Consolidated Financial Statements.

                         SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1994, 1995 and 1996, and the balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for the year ended December 31, 1993 and the six months ended June 30, 1996 and 1997 and the balance sheet data as of December 31, 1993 and June 30, 1997 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, include all significant, normal and recurring adjustments necessary for a fair presentation of the financial position and results of operations for such unaudited period. The Company began its operations in 1993 as a division of OAO Corporation, was incorporated in March 1996 and was spun off from OAO Corporation in April 1996.



                                                                                                                   Six Months
                                                           Year Ended December 31,                               Ended June 30,
                                              ------------------------------------------------------      ------------------------
                                               1993 (1)        1994           1995           1996           1996           1997
                                              ---------      --------       --------        -------       --------        -------
                                                                    (In thousands, except per share data)
Statement of Operations Data:
Revenues . . . . . . . . . . . . . . .         $12,142        $22,472        $38,229        $57,891        $24,321         $39,338
Direct costs . . . . . . . . . . . . .           8,944         16,503         28,548         43,896         18,170          30,773
                                              ---------      --------       --------        -------       --------        -------
Gross profit . . . . . . . . . . . . .           3,198          5,969          9,681         13,995          6,151          8,565
Selling, general and administrative. .           2,612          4,743          7,338         10,824          4,874          6,315
                                              ---------      --------       --------        -------       --------        -------
Income from operations . . . . . . . .             586          1,226          2,343          3,171          1,277          2,250
Interest expense . . . . . . . . . . .              49             61            115             46             30             87
                                              ---------      --------       --------        -------       --------        -------
Income before income taxes . . . . . .             537          1,165          2,228          3,125          1,247          2,163
Provision for income taxes . . . . . .             215            466          1,139          1,315            522            931
                                              ---------      --------       --------        -------       --------        -------
Net income . . . . . . . . . . . . . .       $     322      $     699       $  1,089       $  1,810     $      725         $1,232
                                              ---------      --------       --------        -------       --------        -------
                                              ---------      --------       --------        -------       --------        -------

Pro forma net income per common
share (2). . . . . . . . . . . . . . .                                                         $.17           $.07           $.12
Weighted average number of
common shares outstanding (2). . . . .                                                       10,422         10,422         10,414

                                                                  At December 31,                             At June 30, 1997
                                             ----------------------------------------------------       -------------------------
                                               1993           1994          1995           1996          Actual   As Adjusted(3)
                                             --------      ---------     ----------     ----------     ---------  ---------------
                                                                                (In thousands)
Balance Sheet Data:
Working capital  . . . . . . . . . . .       $  (762)        $ (964)      $ (1,446)       $ 4,718        $ 4,505      $32,498
Total assets   . . . . . . . . . . . .         1,139          3,198          5,801         12,828         20,205       44,198
Total debt, including current portion.           --            --              251            476          4,651          651
Total stockholders' equity . . . . . .           257           565           1,654          5,840          7,072       35,065




-------------------

(1) The Company's initial year of operations began in 1993 as a division of OAO Corporation. The Company was incorporated in March 1996 and was spun off from OAO Corporation in April 1996. As these were entities under common control, the merger was accounted for similar to that of a pooling-of-interests and as a result, the financial statements of the Company have been presented at historical cost since its inception in 1993. See Notes 1 and 2 to the Consolidated Financial Statements.


(2) See Note 2 to Notes to the Consolidated Financial Statements for information concerning calculation of pro forma net income per common share.

(3) Adjusted to give effect to the sale by the Company of 6,235,000 shares of Common Stock and the receipt and application of approximately $28.0 million in net proceeds from this offering after deducting the maximum total underwriting discount with respect to such shares of approximately $2.2 million and estimated offering expenses of approximately $1.0 million. In addition, the "as adjusted" balances reflect the repayment of the $4.0 million outstanding under the Company's line of credit from a portion of the proceeds of this offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS


    The following should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus. The Company's fiscal year ends on
December 31.   This Prospectus contains certain forward-looking
statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

Overview

    The Company provides a wide range of outsourced IT solutions and professional services, including the operation of large-scale data center complexes and networks ("Megacenter Operations"), distributed systems management ("DSM"), staffing services and other IT services. From its inception in January 1993 until March 26, 1996, the Company was operated as a business division of OAO Corporation, an organization that provides IT services to governmental entities. OAO Corporation formed the Company as a separate business division in order to provide IT solutions and services to corporate clients. The Company began operations in January 1993 as a division of OAO Corporation, was incorporated in the State of Delaware in March 1996 and was spun off from OAO Corporation in April 1996. The Consolidated Financial Statements of the Company and the Notes thereto included in this Prospectus reflect the Company's operations as if it had been a separate legal entity since its January 1993 inception.

    The Company has experienced substantial growth since its inception, with revenues increasing to $57.9 million in 1996 from $12.1 million in 1993. This growth has continued into 1997 with revenues for the six months ended June 30, 1997 increasing to $39.3 million compared to $24.3 million for the same prior year period. The Company's operating results, particularly its quarterly results, can be affected by potentially lower margins on certain incremental revenue contracts prior to the achievement of expected operating efficiencies. Engagements which involve new services or services to new clients may result in lower margins during the early term of the engagement. The Company has historically experienced margin improvements over the course of its engagements. In addition, operating results can be affected by the level of the Company's investments in international and other business development for which the Company incurred costs of $1.1 million and $3.1 million for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively.

    The Company's relationship with its first Strategic Client, IBM, has continued to expand in terms of revenues, the range of services provided, the number of engagements and the number of IBM business units which have engaged the Company's services. While the Company expects IBM to continue to represent the majority of the Company's revenues for the foreseeable future, revenues from IBM have been declining on a percentage basis, accounting for 88.7%, 82.2% and 76.2% of the Company's total revenues for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively. This revenue trend is primarily attributable to the Company's expanding relationship with Digital, which became a Strategic Client in 1995. The Company is currently a major delivery partner of Digital for outsourcing engagements across Canada and its relationship with
Digital has expanded into other geographic areas.   Revenues from
Digital accounted for 5.4%, 11.4% and 18.8% of the Company's total revenues for the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, respectively. The Company has also recently expanded its business development activities to include establishing relationships with Perot Systems and NCR.

    For the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, approximately 92%, 74% and 62% of the Company's revenues, respectively, were derived from fixed-price contracts. Substantially all of the Company's Megacenter Operations engagements, which accounted for approximately 60.2% and 46.2% of revenues for the year ended December 31, 1996 and for the six months ended June 30, 1997, respectively, are performed under multi-year, fixed-price contracts. These contracts range from three to ten years in length and are accounted for under the percentage of completion method. A portion of the Company's DSM engagements are also performed under multi-year, fixed-price contracts. For the year ended December 31, 1996 and the six months ended June 30, 1997, revenues from fixed-price DSM contracts accounted for 4.1% and 4.9% of the Company's total revenues, respectively. The Company's fixed-price contracts generally require the Company to meet certain pre-established service level benchmarks. Profitability is generally lower during the early term of these engagements as the Company invests in assuring a smooth start-up and in attaining certain performance levels prior to the implementation of productivity improvements. Upon completion of the initial performance phase, the Company initiates activities to increase profitability through improved management practices and the establishment of new technical and operational methodologies.

    In 1995, the Company began an initiative to diversify its business by increasing the scope of its service offerings and through geographic expansion. In 1995, the Company entered into its first engagement to provide DSM services, an area in which the Company had previously performed only limited services within other engagements. The Company believes that its DSM services represent a significant source of future potential growth. The Company's geographic expansion into international markets began in 1995 and has accelerated during 1996 and 1997. See Note 12 to notes to the Consolidated Financial Statements. In particular, primarily as a result of its relationship with Digital, the Company's revenues derived from the Canadian market grew from $2.1 million for the year ended December 31, 1995 to $6.9 million for the year ended December 31, 1996. The Company's revenues from the Canadian market were $7.4 million for the six months ended June 30, 1997. The Company also has been engaged to provide services in Mexico, South America and the United Kingdom and plans to expand its business to other international markets. In seeking to expand its international presence, the Company intends to enter into joint ventures, partnerships or other types of strategic alliances with organizations located in these markets.

    While the IT services industry has generally experienced labor shortages and wage inflation in excess of most other industries, the Company's engagements have not been affected, primarily due to the Company's practice of retaining the majority of the outsourced personnel. The Company prices its services under these engagements on the basis of the historical cost of the outsourced function, managerial experience and its assessment of evolving technical factors. The Company also enters into staffing services engagements requiring high-demand IT specialists for terms ranging up to 18 months, usually on a time and materials basis. The Company is subject to the same general labor pressures inherent in the IT services industry when performing these engagements, which are primarily related to the Company's DSM and systems integration services. In pricing its services under shorter term engagements, the Company evaluates the existing labor market for IT specialists and the expected duration of the engagement.

Results of Operations

    The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of net revenues:

                                          Year Ended           Six Months Ended
                                         December 31,             June 30,
                                 --------------------------   ------------------
                                  1994       1995      1996    1996        1997
                                 ------     ------   ------   ------     -------
Revenues . . . . . . . . . .     100.0%     100.0%   100.0%   100.0%     100.0%
Direct costs . . . . . . . .       73.4       74.7     75.8     74.7      78.2
                                 ------     ------   ------   ------     -------
  Gross profit . . . . . . .       26.6       25.3     24.2     25.3      21.8

Selling, general and
  administrative expense . .       21.1       19.2     18.7     20.1      16.1
                                 ------     ------   ------   ------     -------
  Income from operations . .        5.5        6.1      5.5      5.2       5.7

Interest expense . . . . . .        0.3        0.3      0.1      0.1       0.2
                                 ------     ------   ------   ------     -------

  Income before taxes. . . .        5.2        5.8      5.4      5.1       5.5

Provision for income taxes .        2.1        3.0      2.3      2.1       2.4
                                 ------     ------   ------   ------     -------

  Net income . . . . . . . .       3.1%       2.8%     3.1%     3.0%      3.1%
                                 ------     ------   ------   ------     -------
                                 ------     ------   ------   ------     -------

Comparison of Six Months Ended June 30, 1997 to Six Months Ended June 30, 1996

    Revenues. The Company's revenues increased 61.7% to $39.3 million for the six months ended June 30, 1997 compared to $24.3 million for the same prior year period. This increase was generally attributable to volume increases within existing contracts resulting from growth in the Company's ongoing business, an expansion of the scope of services requested from the Company, increases in international revenues and increases in revenues from newer lines of business. International revenue, primarily from the Company's relationship with Digital in Canada, increased to $7.4 million for the six months ended June 30, 1997 compared to $2.5 million for the same prior year period. Revenues from the Company's Megacenter Operations increased by 16.0% to $18.1 million for the six months ended June 30, 1997 compared to $15.6 million for the same prior year
period.   Revenues from the Company's DSM services increased by 209.4% to $9.9 million for the six months ended June 30, 1997 compared to $3.2 million for the same prior year period.

    Direct Costs. The Company's direct costs increased 69.2% to $30.8 million for the six months ended June 30, 1997 compared to $18.2 million for the same prior year period. Direct costs consist primarily of direct labor costs and related fringe benefit costs. As a percentage of revenue, direct costs increased to 78.2% for the six months ended June 30, 1997 compared to 74.7% for the comparable period in 1996. This percentage increase is primarily due to the higher proportion of revenues from new engagements and new services for the six months ended June 30, 1997 compared to the same period in 1996. In entering new engagements, the Company may accept short term contracts that do not include the economies of scale, leverage or short-term opportunities for productivity improvements that are available in more mature or longer term engagements. The Company believes that these initial contracts are important in penetrating new markets and in establishing the degree of customer confidence required to secure additional business.


    Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 28.6% to $6.3 million in the six months ended June 30, 1997 compared to $4.9 million for the same prior year period. As a percentage of revenues, these expenses decreased to 16.1% from 20.1% which the Company generally attributes to increased economies of scale from higher revenues. The aggregate increase was primarily the result of the continued development of additional service capabilities and other expenditures necessary to support the Company's growth. The Company intends to continue building its marketing, financial and administrative infrastructure to enable it to support its growth opportunities.

    Interest Expense and Provision for Income Taxes.   Interest expense
increased to $87,000 in the six months ended June 30, 1997 compared to $30,000 in the same prior year period. The Company's effective tax rate was 43.1% for the six months ended June 30, 1997 compared to 41.8% for the six months ended June 30, 1996. This increase in tax rate was primarily due to changes in the distribution of income among tax jurisdictions.


Comparison of Year Ended December 31, 1996 to Year Ended December 31, 1995

    Revenues. The Company's revenues increased 51.6% to $57.9 million for the year ended December 31, 1996, from $38.2 million for the year ended December 31, 1995. This increase was primarily due to volume increases within existing contracts resulting from growth in the Company's ongoing business, an expansion of the scope of services provided by the Company, increases in international revenue and increases in revenues from newer lines of business. International revenues, primarily from the Company's relationship with Digital in Canada, increased 214% to $6.9 million for the year ended December 31, 1996 from $2.1 million for the year ended December 31, 1995. Revenues from the Company's Megacenter Operations increased 14.4% to $34.9 million for the year ended December 31, 1996 from $30.5 million for the year ended December 31, 1995. Revenues from the Company's DSM services increased 325.0% to $10.2 million for the year ended December 31, 1996 from $2.4 million for the year ended December 31, 1995.

    Direct Costs. The Company's direct costs increased by 54.0% to $43.9 million for the year ended December 31, 1996 from $28.5 million for the year ended December 31, 1995. As a percentage of revenues, direct costs increased to 75.8% for the year ended December 31, 1996 from 74.7% for the year ended December 31, 1995. The Company attributes this increase to increased revenues from DSM engagements and the attendant costs associated with its establishment and development of this service offering.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 47.9% to $10.8 million for the year ended December 31, 1996 from $7.3 million for the year ended December 31, 1995. As a percentage of revenues, these expenses decreased to 18.7% for the year ended December 31, 1996 from 19.2% for the year ended December 31, 1995 as a result of increased economies of scale from higher revenues. The Company primarily attributes the aggregate increase to the costs associated with the expansion of its international infrastructure and to the costs associated with developing contacts and marketing in its targeted international markets. Costs associated with these initiatives were $3.1 million in 1996 compared to an insignificant amount in 1995. In addition, selling, general and administrative expenses increased as the result of hiring of additional management and administrative personnel necessary to support the Company's growth.

    Interest Expense and Provision for Income Taxes. Interest expense was not material in either year as the Company satisfied its working capital needs through cash generated from operations and in 1996 from a $5.0 million investment by Safeguard. The effective tax rate decreased to 42.1% in 1996 from 51.1% in 1995 as a result of losses incurred in international tax jurisdictions during 1995 for which no tax benefit was recorded.


Comparison of Year Ended December 31, 1995 to Year Ended December 31, 1994

    Revenues.   The Company's revenues increased 69.8% to $38.2 million for the year ended December 31, 1995 from $22.5 million for the year ended December 31, 1994. This increase was primarily the result of diversification into new business areas and volume increases within existing contracts. During 1995, the Company realized revenues of $2.2 million in Canada, representing the Company's initial international revenues. In addition, during 1995 the Company began offering DSM services and recognized revenue of $2.4 million from these engagements.

    Direct Costs.   The Company's direct costs increased by 72.7% to $28.5
million for the year ended December 31, 1995 from $16.5 million for the year ended December 31, 1994. As a percentage of revenues, direct costs increased to 74.7% for the year ended December 31, 1995 from 73.4% for the year ended December 31, 1994. This increase is attributable primarily to the early financial performance of a new Megacenter Operations engagement. In these types of engagements, the Company's business model is to improve margins as productivity enhancements are identified and implemented. In addition, margins decreased as a result of the commencement of international revenues in 1995 at lower margins than the Company's other business.

    Selling, General and Administrative Expenses. Selling, general, and administrative expenses increased 55.3% to $7.3 million for the year ended December 31, 1995 from $4.7 million for the year ended December 31, 1994. As a percentage of revenues, these expenses decreased to 19.2% for the year ended December 31, 1995 from 21.1% for the year ended December 31, 1994 as a result of increased economies of scale from higher revenues. In addition, a portion of the increase in selling, general and administrative expenses was attributable to increased hiring of additional management and administrative personnel necessary to support the Company's growth.

    Interest Expense and Provision for Income Taxes. Interest expense was not material in either year as the Company satisfied its working capital needs through cash generated from operations. The effective tax rate increased to 51.1% in 1995 from 40.0% in 1994 as a result of losses incurred in international tax jurisdictions during 1995 for which no tax benefit was realized.

Unaudited Quarterly Results

    Set forth below are selected unaudited financial statements of operations data for the last ten fiscal quarters of the Company. In Management's opinion, the results below have been prepared on the same basis as the audited financial statements contained herein and include all material adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information for the periods when read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto contained elsewhere in this Prospectus.

                                  (In thousands, except per share data)

                       Mar 31     Jun 30     Sep 30     Dec 31     Mar 31     Jun 30    Sep 30    Dec 31     Mar 31    Jun 30
                        1995       1995       1995       1995       1996       1996      1996      1996       1997      1997
                       ------     ------    -------    --------   -------    -------   -------   -------    -------   -------
Revenues...........    $7,619     $9,284    $11,041    $10,285    $11,498    $12,823   $15,996   $17,574    $19,161   $20,177
Gross profit.......     1,758      2,512      2,805      2,606      2,925      3,227     3,636     4,207      4,341     4,224

Income from
 operations........       398        535        614        796        624        653       767     1,127      1,022     1,228

Income before
  income taxes.....       374        517        579        758        601        647       760     1,117      1,017     1,146
                       ------     ------    -------    --------   -------    -------   -------   -------    -------   -------
Net income.........      $183       $253       $283       $370       $351       $375      $440      $644       $584      $648
                       ------     ------    -------    --------   -------    -------   -------   -------    -------   -------
                       ------     ------    -------    --------   -------    -------   -------   -------    -------   -------

Pro forma net income
  per share.......                                                   $.03       $.04      $.04      $.06       $.06      $.06
                                                                  -------    -------   -------   -------    -------   -------
                                                                  -------    -------   -------   -------    -------   -------

The Company believes that its business is not seasonal. In addition, the Company's quarterly operating results can be affected by the level of the Company's investments in international and other business development and other costs. Quarterly revenues and gross margins can be affected by the commencement of new contracts and engagements.

Liquidity and Capital Resources


    Cash and cash equivalents were $390,000 at June 30, 1997. Cash flow generated by (used in) operations was $37,000 in 1994, $351,000 in 1995, ($3.4 million) in 1996 and ($3.2 million) in the six months ended June 30, 1997. The Company primarily funded its uses of cash in 1996 and 1997 from proceeds received from a $5.0 million investment by Safeguard in April 1996 and from borrowings under the Company's credit facility. See "Certain Transactions." The use of cash in operations in 1996 and in the six months ended June 30, 1997 was primarily the result of increases in both billed and unbilled accounts receivable, partially offset by income from operations and increases in accounts payable and accrued expenses. The Company's accounts receivable were outstanding an average of 14.0, 37.5 and 60.4 days as of December 31, 1995, December 31, 1996 and June 30, 1997, respectively. The overall increase in billed accounts receivable was primarily the result of increased revenues and an increase in the average time period in which accounts receivable have been collected. The average time period in which billed accounts receivable have been collected has increased over time, primarily because the impact of several contracts with rapid contractual payment terms has been less significant over time due to the growth of other revenues of the Company. Unbilled accounts receivable increased from $157,000 at December 31, 1995 to $4.8 million at December 31, 1996 and $6.3 million at June 30, 1997. The increases in unbilled accounts receivable were primarily the result of revenue growth and growth in quick response services provided by the Company. Since the Company receives requests for quick response services on an as-required basis and reacts immediately to meet its clients' response needs, these services are often delivered prior to the receipt of written purchase orders. The Company has begun to take steps to improve its collection of accounts receivable, including increased sensitivity to payment terms in the contracting process (including procedures for quick response orders), initiation of accounts receivable collection incentive compensation, and increased ongoing monitoring efforts. During 1997, as described below, the Company obtained a $7.5 million accounts receivable based credit facility to fund the increase in receivables.



    The Company's business is not capital intensive and capital expenditures in any given year are ordinarily not significant. Capital expenditures amounted to $51,000 in 1994, $580,000 in 1995, $970,000 in 1996, and $1.4 million for the six months ended June 30, 1997. Capital expenditures in the first six months of 1997 included expenditures associated with the Company's new leased corporate headquarters facility and costs associated with the development of new operational, administrative and financial information system software. During the remainder of 1997, the Company expects to incur additional capitalized costs associated with the development of and implementation of new management information systems.

    The Company currently has a $7.5 million line of credit with CoreStates Bank, N.A., of which $4.0 million was outstanding at July 31, 1997. Advances under the line of credit are limited to 80.0% of certain eligible accounts receivable of the Company. As of June 30, 1997, based on the amount of such accounts receivable, the Company was eligible to borrow $3.2 million of the remaining $3.5 million which was unused as of such date. The Company is required to maintain certain financial and other covenants under that facility. The Company intends to repay the outstanding amount under this facility with a portion of the proceeds of this offering. See "Use of Proceeds."

    The Company may expand its capabilities through the acquisition of other businesses that are complementary to the Company's existing business. A portion of the net proceeds from this offering may be used in the future for such acquisitions. See "Risk Factors -- Broad Discretion in Application of Proceeds; Acquisition Risks" and "Use of Proceeds."

    The Company currently anticipates that the net proceeds received by the Company from this offering, together with amounts available under its existing line of credit, cash generated from operations and existing cash balances will be sufficient to satisfy its operating cash needs through December 31, 1998. The Company believes that additional bank credit would be available to fund such operating and capital requirements if the Company's cash needs expand more rapidly than expected. In addition, the Company could consider seeking additional public or private debt or equity financing to fund future growth opportunities. No assurance can be given, however, that such bank credit or debt or equity financing will be available to the Company on terms and conditions acceptable to the Company, if at all.

Recently Issued Accounting Standards


    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." This statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock (as defined). This statement is effective for financial statements issued for periods ending after December 15, 1997. Had the statement been effective for the year ended December 31, 1996 and the six months ended June 30, 1997, income per share would have been presented as follows:

                                  Year Ended             Six Months Ended
                                December 31, 1996          June 30, 1997
                                -----------------        ----------------
Income per common share              $0.23                     $0.15
                                -----------------        ----------------
Income per common share
  --assuming dilution                $0.17                   $0.12
                                -----------------        ----------------


    In February 1997, FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure." The Company is required to adopt the provisions of this statement for the year ending December 31, 1998. This statement continues the previous requirements to disclose certain information about an entity's capital structure found in APB Opinions No. 10, "Omnibus Opinion-1996," No. 15, "Earnings per Share," and FASB Statement No. 47, "Disclosure of Long-Term Obligations," for entities that were subject to the requirements of those standards. As the Company has been subject to the requirements of each of those standards, adoption of SFAS No. 129 will have no impact on the Company's financial statements.

    In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company is required to adopt the provisions of the statement for the year ending December 31, 1998. Earlier application is permitted; however, upon adoption the Company will be required to reclassify previously reported annual and interim financial statements. The Company is presently evaluating the impact of this new standard on its financial statements.

    In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires the Company to present certain information about operating segments and related information, including geographic and major customer data, in its annual financial statements and in condensed financial statements for the interim periods. The Company is required to adopt the provisions of the statement for the year ending December 31, 1998. Earlier application is permitted; however, upon adoption the Company will be required to restate previously reported annual segment and related information in accordance with the provisions of SFAS No.
131. The Company is presently evaluating the impact of this new standard on its financial statements.

                                       BUSINESS


  Overview


    The Company provides a wide range of outsourced IT solutions and professional services, including the operation of large-scale data center complexes and networks ("Megacenter Operations"), distributed systems management ("DSM"), staffing services and other IT services. The Company provides these solutions and services, generally on a long-term, fixed-price contractual basis, to its Strategic Clients which are global providers of IT outsourcing services. The Company works with these Strategic Clients as part of the IT outsourcing team in providing services to a wide range of corporate Engagement Clients, accepting delivery responsibility for specific functional roles within the outsourcing engagements. The Company's primary Strategic Clients have been IBM and Digital. The Company is also working towards establishing a Strategic Client relationship, with Perot Systems. Representative Engagement Clients currently include Ameritech, Campbell Soup, McDonnell Douglas, PECO Energy and Ryder Systems Corp. The Company's revenues have expanded at a compound annual growth rate of 60.5% to $57.9 million in 1996 from $22.5 million in 1994. Revenues in the first six months of 1997 increased by 61.7% to $39.3 million compared to $24.3 million in the first six months of 1996. For the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, approximately 92%, 74% and 62% of the Company's revenues, respectively, were derived from fixed-price contracts.
As of June 30, 1997, the Company had over 1,300 employees in 14 Company offices and 82 engagement locations in the United States, Canada, Mexico, Brazil and the United Kingdom.


    The Company believes that it is differentiated from other IT service providers through its focus on relationships with Strategic Clients, its ability to perform successfully and profitably under multi-year, fixed-price contracts and its ability to provide services on a national and international basis. The Company's strategy is to build long-term relationships with selected Strategic Clients by understanding their business needs and by providing specific services within large-scale outsourcing engagements more cost-effectively than its Strategic Clients. The Company's services range from basic data center management operations to help desk services, business process reengineering and software engineering support. The Company delivers its services through customer teams, each of which has full responsibility for the delivery of services to a specific Strategic Client. The Company's close relationships with its Strategic Clients, its ability to rapidly transition and integrate its management personnel into new engagements, and its ability to effectively manage personnel in the client environment, allow the Company to profitably price its services under fixed-price contracts. By offering fixed-price contracts, the Company reduces the execution and pricing risk for its Strategic Clients in their large-scale outsourcing engagements. The Company has developed and is continuing to expand its international service delivery capabilities in order to leverage its Strategic Clients' increasingly global IT outsourcing efforts.

    Large-scale outsourcing engagements typically involve the acquisition of
IT assets by the outsourcing provider from the engagement client. These assets can range from fixed assets, such as entire data centers and computer networks, to personnel, such as data center, help desk and programming staff. The Company's role in outsourcing engagements usually involves the retention of IT
personnel from the Engagement Client.    By retaining employees as part of its
new outsourcing engagements, to date the Company's growth has not been impeded by the availability of qualified technical personnel and the Company has avoided the significant staffing costs and expenses normally associated with new engagements within the IT services industry. In each new outsourcing engagement, the Company utilizes its expertise in IT staffing and operations to evaluate and retain outsourced staff and to reengineer the operations of the outsourced function. Through this process, the Company historically has been able to improve the performance of, and manage on a more cost-effective basis, the outsourced function for its clients.

Industry


    The use of outsourcing has grown rapidly as corporations have increasingly determined that it is advantageous to focus on their core competencies and outsource those functions that are not central to their primary mission. According to the Yankee Group an industry research firm, the IT outsourcing market in 1995 was approximately $59 billion in the United States and approximately $107 billion worldwide. In 1995, Dataquest estimates that IBM was the leading provider of management/operations and business process management services in the United

States with a 28.9% market share and was one of the top two providers of such services worldwide with a 19.7% market share.


    The Company believes that a number of factors have resulted in a significant shift in the awareness and acceptance by organizations of the benefits of IT outsourcing. Historically, most IT outsourcing arrangements were premised on the primary goal of cost reduction and were often limited to discrete functions such as the management of data centers. Over the past several years, however, a number of fundamental developments have occurred which have caused organizations to reconsider the benefits of outsourcing their
IT functions.   These developments include global competition, businesses'
focus on "core competencies," accelerating technological change and the need for enterprise-wide system integration arising from the rapid growth in the number of software applications and end-users throughout organizations. The principal technology-driven change is the continuing movement by large corporations to open, distributed computer networks using client/server architecture. The move to open standards based computing environments continues to accelerate today as a result of improvements in price/performance ratios for computer systems and advances in open computing standards and enabling technologies. These technological changes are making it increasingly difficult and expensive for businesses to maintain in-house the necessary technical and management capabilities to handle both their current IT needs and to effectively exploit rapidly evolving technologies.

    One of the key trends occurring in the IT outsourcing industry is an increasing use of business partnerships and alliances among outsourcing vendors to deliver a broader range of technical skills more cost-effectively to the Engagement Client. Factors driving this trend include the complexity and convergence of technology required in outsourcing engagements, lack of available technical resources, shortened delivery times, and investment costs of internally building technical capabilities. As a result, outsourcing providers recognize that it is not practical to internally develop and manage all of the technical skills and critical resources necessary to perform increasingly complex outsourcing engagements. Outsourcing engagements are typically characterized as being long-term in nature and often involve the transfer by the client of certain of its facilities, technologies and employees to the outsourcer. The outsourcer's responsibilities under IT engagements may vary widely from engagement to engagement, ranging from the provision of certain specific IT functions to the management of a client's entire IT operation. Within these engagements, the relationships involve the provision of employees or consultants by the subcontracting vendor to the outsourcing vendor. The subcontractor is normally paid on a time and materials basis and the outsourcing vendor retains the managerial responsibility for the IT services provided by such persons.


The OAO Advantage

    The Company's approach is to be a value-added partner of choice to a limited number of Strategic Clients in the provision of outsourced IT solutions and professional services. This client focus establishes a "customer intimate" relationship in which the Company's Strategic Clients are willing to assign performance management responsibility to the Company for its role in the outsourcing engagements, usually on a fixed-price basis. The Company's close relationships with its Strategic Clients, its ability to rapidly transition and integrate its management personnel into new engagements, and its ability to effectively manage personnel in the client environment, allow the Company to profitably price its services under fixed-price contracts. By generally operating under fixed-price contracts, the Company reduces the execution and pricing risk for its Strategic Clients in their large-scale outsourcing engagements. The Company believes that this advantage significantly increases its ability to compete in the provision of IT solutions and professional services.

    Limited Number of Strategic Clients. The Company intends to continue focusing on maintaining close relationships with a limited number of Strategic Clients on a global basis. By limiting the number of these relationships, the Company believes that it enhances its standing as a value-added partner of choice, and limits competitive threats to its Strategic Clients. Therefore, the Company is better positioned to obtain additional engagements which result from the continued growth in the demand for the global IT outsourcing solutions and services provided by the Company's Strategic Clients.

    Customer-Intimate Relationships.  The Company supports its Strategic
Client relationships through a dedicated customer team for each Strategic Client which seeks to understand the business objectives of that Strategic Client and to identify common business opportunities. The Company also supports its Strategic Client relationships by co-locating its offices with those of its Strategic Clients and Engagement Clients and by supporting each engagement with employees possessing extensive background in the services required by the Strategic Client. By delegating performance management responsibility to the Company, the Strategic Client is afforded the opportunity to place greater focus on other portions of the overall engagement.

    Fixed-Price, Multi-year Contracts. The Company believes that it provides added value by offering fixed-price, multi-year contracts to its Strategic Clients. Within the industry, IT servicing vendors normally provide employees to perform or support a specific IT function on a time and materials basis. In contrast, the Company seeks to assume full performance management responsibility for its specific IT functions within the total engagement. As a result, the Company is able to offer its Strategic Clients greater cost certainty during the course of the engagement and the Company is afforded the opportunity to realize significant benefits by achieving efficiencies through improved management practices and the establishment of new technical and operational methodologies.

    Comprehensive IT Outsourcing Solutions and Professional Services. The Company provides its Strategic Clients with a comprehensive offering of IT outsourcing solutions and professional services, including: Megacenter Operations; restructuring of server and PC networks for efficient centralized operations and management; transition of customer IT environments to new client/server structures; help desk implementation and operations; development and sustaining support to applications systems; and system engineering services. The Company has developed, and is expanding, the capability to provide such services internationally in response to its Strategic Clients' increasingly global needs. The Company currently maintains offices in the United States, Canada, Mexico, Brazil and the United Kingdom.

    Retention of Engagement Client Personnel. The Company intends to continue its practice of selectively retaining the majority of the outsourced personnel. The Company approaches its new employees on the basis that they, and the capabilities that they represent, are the most critical assets of the Company. With the Company, employees have the opportunity to participate in the rewards of the Company's growth, manage their own areas of responsibility, and advance in their profession. These practices have provided the Company with a large number of dedicated and talented employees and have allowed the Company to minimize recruiting and hiring expenses when entering into new engagements.
As the Company achieves efficiencies at many of its engagements it has generally been able to reduce personnel requirements. This has enabled the Company to leverage existing employees to expand its role in existing engagements and to obtain and support new engagements, while providing these individuals with more diverse career opportunities.


    Seamless Transition. The Company has consistently provided its Strategic Clients with the capability to transition select functions from its Engagement Clients to the outsourcing engagement without interruption of those functions. The customer team organizes its employees, augmented by Enablement Team personnel, into "Transition Teams," assigning them the task of selectively retaining a high percentage of the incumbent workforce, establishing a contingent redundancy in the workforce, and providing augmentation of key positions with Company personnel during the transition period.


Growth Strategy

    The Company's goal is to become one of the premier providers of outsourced IT solutions and services by pursuing the following principal strategies:

    Leverage Existing Relationships. By establishing and nurturing close relationships with a limited number of Strategic Clients, the Company intends to continue building a reputation for performance that supports the Company's selection by its clients as a value-added partner of choice. In support of this strategy, the employees that deliver services to Strategic Clients are organized in customer teams, with each customer team responsible for a particular Strategic Client. In addition to designated customer teams, the Company also maintains engagement managers who are responsible for each Strategic Client relationship and who seek to identify additional business opportunities within the Strategic Client organization. As a result of these relationships, the Company has been granted several engagements by Strategic Clients without the requirement that the Company submit to a competitive selection process.

    Selectively Expand Base of Strategic Clients.   The Company intends to
selectively expand the number of Strategic Clients with which it maintains relationships by carefully evaluating market opportunities with IT services and product providers who value the Company's outsourcing approach. The Company recently began its third engagement with the energy systems group of Perot Systems and is working towards establishing a Strategic Client relationship with Perot Systems. The Company is also working to establish business opportunities with NCR also with the objective of achieving a Strategic Client relationship. In expanding its base of Strategic Clients, the Company intends to refrain from pursuing engagement or partnership opportunities with organizations competing directly with its existing Strategic Clients.

    Increase International Presence. The Company plans to continue to expand its international presence to capitalize on global outsourcing opportunities with its Strategic Clients. The Company currently maintains offices in Canada, Mexico, Brazil and the United Kingdom, and anticipates opening additional offices within the next 18 months in Continental Europe and the Asia-Pacific Rim. The Company also uses joint venture relationships with local IT services providers in order to broaden its international service capabilities. The Company has established a joint venture relationship with Capita Managed Services Limited, a local IT service provider in the United Kingdom, and has executed letters of understanding regarding the establishment of joint venture relationships with Stefanini Consultoria e Assessoria em informatica in Brazil and with Comtex Group Limited in New Zealand.

    Develop Industry-Specific Expertise. The Company intends to selectively develop expertise in industries that may offer higher-margin opportunities for the Company's IT solutions and professional services. The Company has invested in developing expertise in the healthcare industry, and has recently begun an engagement with IBM which leverages the Company's industry expertise to provide a state-of-the-art health data network to healthcare service providers. The Company will target other vertical markets that are undergoing regulatory, technological or competitive changes which provide opportunities for increased outsourcing of IT functions. The Company will likely make investments in new technical and service capabilities to enhance its vertical market strategy.

    Pursue Acquisitions and Alliances. The Company intends to pursue expansion opportunities with other IT service providers by means of acquisitions or alliances. The Company believes that new technical skills, additional industry expertise, a broader client base and an expanded geographic presence may result from these activities.

OAO's Services

    Megacenter Operations Management. The Company's Megacenter Operations management services cover the entire spectrum of the management and operation of large scale computing equipment and all of its ancillary equipment, systems, services and associated networks. This generally includes the performance of any task associated with the operation or management of a traditional mainframe data center. IBM currently engages the Company to provide management and operations services at three of its four Megacenters in the U.S. Each Megacenter represents the networking of IBM's data centers across a geographic region.

    The Company provides services which support all aspects of data center management such as policy formulation, planning, process and procedure creation, service level development, staffing and directing the work force, budgeting and controlling, relocation and consolidation, and upgrading of equipment, services and systems. In performing these services, the Company is normally responsible for the attainment of service level requirements and has the flexibility of directing the personnel as it deems appropriate.

    The Company also provides services which involve all elements of the technical operations of a data center, including management and operation of distributed networks of systems, computer room equipment scheduling and operations, network center operation and management, tape library management, off-site data storage, disaster planning and recovery, tape and print equipment operations, print distribution, help desk and call center operations, move/add/change operations for user equipment, computer and network systems programming, computer and network systems performance measurement and tuning, production job scheduling and control for applications systems, maintenance and development of software applications systems, and quality assurance for technical operations.

     A typical Megacenter engagement involves supporting a Strategic Client by selectively accepting functions within the total outsourcing engagement. The Company's role is to assume full responsibility for managing, staffing and delivering service level requirements for those functions. For example, in the Company's seven-year contractual engagement to support a very large IBM Megacenter dispersed across the Northeast region of the U.S., the Company performs the functions of console operations, network operations, output processing operations, data storage operations, and user services functions such as move/add/change operations. This Megacenter utilizes a network of more than 100 large mainframe computer configurations that support both the Strategic Client's internal requirements as well as those of its Engagement Clients. Within this engagement, the Company performs defined functions on a fixed-price basis and also supports a wide range of additional functions pursuant to certain staffing service provisions under the contract. These additional functions may be performed by the Company on a short-or-long-term basis depending on the requirements of the Strategic Client. The Company performs these functions in the facilities of both its Strategic Clients and its Engagement Clients, including regional, national and international locations of its Engagement Clients.

    Distributed Systems Management. The Company's primary focus in DSM services is on the evolving market for outsourced support of the desktop-network requirements of its Engagement Clients. The Company has also been engaged to support mid-range system applications and operations. The Company believes that the trend toward outsourcing the operation and management of desktop-network requirements presents a major opportunity for
growth.   The services being delivered by the Company vary by engagement and include: network operating system architecture and implementation; evaluation and redesign of server architecture; communications network evaluation and restructuring for improved connectivity and efficiency; design and implementation of E-mail solutions; rollout of the new desktop system into the user environment; transition services to support a smooth migration to a new centrally managed desktop environment; help desk services; deskside training services; asset management support and control; design and implementation of automated centralized asset control; and operation support, including activities associated with changes in technology, the client's organizational structure or physical plant changes. The Company currently has engagements in three major Strategic Client programs, two with IBM and one with Digital.

    As an example of the Company's DSM services, the Company has teamed with IBM to provide support for a major electric utility. This engagement involves the outsourcing of the Engagement Client's entire desktop-server-network configuration. The objective of the engagement was initially to rationalize the environment to enable centralized management and operations permitting the Strategic Client to improve effectiveness and control costs. The initial scope of this engagement was for development and implementation of the network operating system into the existing server environment. The scope of this engagement has evolved to include designing a new server structure, support to reengineering the communications environment, implementation of a new standard desktop configuration, and user support services to include deskside support. This Engagement Client's environment includes over 6,000 workstations and approximately 100 servers.

    Other IT Outsourcing and Staffing Services.   The Company's relationships
with its Strategic Clients, and its posture as a value-added partner of choice working within client engagements and facilities, provide
opportunities to be highly responsive to evolving client needs.   As a
result, the Company is well-positioned to gain insight into market trends and make investments required to pursue opportunities that result from these trends. As a result, the Company may more selectively broaden its service offerings.

    System engineering services are a natural adjunct to the Company's other services and represent a large and growing need of its Strategic Clients.
The Company has completed a number of short to medium term engagements in this area and recently began an engagement in support of a systems integration project with Perot Systems. Within this complex project, involving the development and implementation of a system to support the operation of the deregulated electric utility market, the Company is supporting the system test function and providing networking expertise across the project. The Company believes that there is a growing market for outsourced IT services in support of deregulation.

    Staffing services are a part of the Company's service offerings to its Strategic Clients. These services, provided on a time and materials basis, are regularly utilized within engagements to meet short or indefinite term requirements, to deliver personnel who augment the client's staffing or to respond to requirements that cannot be sufficiently defined to permit fixed prices. There are also instances where an engagement has started on a time and materials basis and evolved to a fixed-price basis as the requirement became sufficiently defined.

    Industry specific services represent a small, but growing and important component of the Company's business. The Company has found that it can provide significant added value to industry-specific markets by melding its proven capabilities in IT with in-depth expertise in the targeted market.
The Company initially targeted the healthcare industry based upon the dynamics of the industry. An evaluation of the information aspects of the industry clearly indicated the value of shared information across the dispersed providers of healthcare and related businesses such as employers and insurers. For example, since 1995 the Company has collaborated with a Strategic Client to determine the market's needs, define a delivery approach and represent the service offering to potential engagement clients. In 1997, this Strategic Client awarded the Company a five-year contract to operate the "hub" of the network solution, provide industry-specific help desk expertise and provide continuing marketing assistance and customer support services. This contract has significant growth opportunity if this service is broadly accepted by the healthcare industry.

Relationships with Strategic Clients


    IBM. The Company's relationship with its first Strategic Client, IBM, has continued to expand in terms of revenues, the range of services provided, the number of engagements and the number of IBM business units which have engaged the Company's services. The Company won its first engagement with IBM in January 1993, successfully competing against several existing IBM contractors, when it was chosen to perform a number of specific functions in a large outsourcing contract which IBM has been awarded by McDonnell-Douglas.
 The initial three year term of this engagement has subsequently been extended to a seven year term and the scope of the engagement now encompasses the performance of functions in support of IBM's Central Megacenter. In August 1993, the Company won a similar engagement to perform a number of specific functions in support of IBM's internal computer complex in the mid-Hudson Valley in New York. The Company employed approximately 100 former IBM employees at the beginning of this engagement. The initial two year term of this engagement has subsequently been extended to a seven year term and the scope of the engagement now encompasses the performance by more than 500 employees of various functions in support of IBM's Northeast Megacenter. In early 1995, the Company won a three year engagement to perform specific IT functions in support of IBM's South Megacenter. As a result of these engagements, IBM currently engages the Company's services at three of its four U.S. Megacenters.


    IBM has also engaged the Company to perform IT services in support of other large outsourcing contracts which it has been awarded, including engagements with Ameritech, Amtrak, Blue Cross /Blue Shield of New Jersey and PECO Energy. In 1995, the Company initiated a relationship with an internal IBM team that was pursuing a new role for IBM in the rapidly evolving healthcare industry. The objective of this activity was to apply IBM's "network-centric computing" approach to the revolution in information needs in the healthcare industry. As a result of these activities, the Company was awarded a five year contract to provide industry-specific help desk support, customer support for marketing and start-up activities, and technical operations for the Atlanta hub of IBM's new Health Data Network service
offering.   The Company was chosen to support Ameritech, IBM's Health Data
Network and PECO Energy engagements without having to submit competitive bids. In addition, IBM has selected the Company, without competitive bid, as a partner in at least six major outsourcing engagements for which IBM is currently in the bidding process.

    Digital. Digital became a Strategic Client in January 1995 when the Company was awarded a contract to provide services in support of an Engagement Client in Vancouver, British Columbia. Later in 1995, the Company was awarded additional engagements with Digital in Central and Eastern Canada. During 1996, the Company became a delivery partner of Digital across all of Digital's Canadian outsourcing engagements and played an important role in assisting Digital to obtain a long-term extension of a large outsourcing contract in Canada. In 1996, Digital was awarded an engagement to provide services in support of one of the industry's largest desktop outsourcing engagements. This particular Engagement Client is one of the world's largest financial institutions and presents other global opportunities for Digital. As a result of these engagements, the Company's relationship with Digital has begun to expand into other geographic areas, including the U.S. and the United Kingdom.

    Other Evolving Relationships. The foundation of the Company's business strategy is to identify and build lasting relationships with certain major
participants in the IT outsourcing market.   In 1995, the Company identified
Perot Systems as a high growth provider of IT outsourcing that was not a direct competitor of its existing Strategic Clients. During 1995, the Company was awarded a small engagement by Perot System's energy systems group. In 1996 and 1997, the Company was awarded two larger engagements with this organization. The Company believes that the reputation being built and the client understanding gained in these engagements provides a platform for the pursuit of a long-term Strategic Client relationship.

    In 1995, the Company began to acquire insight and understanding of the organization and business plans of NCR (then a part of AT&T). This commitment has recently begun to yield results as the Company has been awarded a number of small engagements with NCR in 1997. The Company believes that there is an opportunity to develop a Strategic Client relationship with NCR.

Operations

    The Company's organizational structure is composed of three parts: customer teams, an enablement team and corporate management and staff.

    Customer teams are responsible for the actual delivery of the Company's services and provide individual, specific customer focus. Each customer team has full accountability for the success of the Company's relationship and business execution with a particular Strategic Client and is directly responsible for the marketing, closing, and delivery of services to that client. Within customer teams empowered entrepreneurial business units are responsible for a single or group of contracts or for a geographical area with its Strategic Client.

    The Company's enablement team is responsible for assisting customer teams in handling the significant upfront activities which occur during the beginning and transition phases of engagements. The enablement team precedes customer teams when entering new geographical locations and establishes the required infrastructure to service clients at that location. When entering new international locations, this often means identifying legal, accounting, bookkeeping, and human resource support; organizing a new business entity; and acquiring physical facilities. The enablement team also supports transition efforts (new engagement start-ups) by providing experienced specialists to provide facility, administrative and other support to the customer team.

    The Company's corporate management and staff, which includes the Strategic Programs Group, is responsible for establishing the strategic direction of the Company, strategic marketing, investor relations, corporate finance and accounting, human resource policy guidance, and other administrative support services.

    In structuring each outsourcing engagement, the Company works with its Strategic Clients to identify elements within the engagement where the Company can assume full responsibility for contract performance. The breadth of the Company's service offerings provides meaningful flexibility to the Strategic Client in providing a total solution to the Engagement Client's outsourcing requirements. The Company's roles include providing services both at Strategic Clients' and Engagement Clients' locations locally, nationally and internationally.

    In a typical engagement, the Company will retain the personnel working within the function that is being outsourced. The Enablement Team will support this transition, by establishing the required infrastructure to support the new work site. In addition, this team will support the process of transitioning the incumbent personnel, evaluating their capabilities and selectively hiring productive outsourced personnel as Company employees. The Company strives to cultivate strong morale and develop its culture with new employees, emphasizing the degree to which it values these employees, who often find the opportunity to work with the Company appealing compared to their previous positions working in a non-core function. The customer team also focuses on "seamless transitions" by minimizing any disruption within the outsourced function, often overstaffing new engagements to ensure client satisfaction. Since the Company normally selects the majority of the staff on an engagement from incumbent personnel, the recruiting function for each new engagement is normally minimal. Therefore, the Company's growth to date has not been impeded by the availability of qualified technical personnel, and the Company has avoided the significant staffing costs and expenses normally associated with new engagements within the IT services industry. As the Company implements efficiencies at an engagement, it is able to selectively utilize existing employees for other engagements and business opportunities.

    As each outsourcing engagement is transitioned over to the Company, operational management is inserted into the engagement to oversee the Company's role on an ongoing basis. Within customer teams, the operational managers and engagement staff are formed into empowered, entrepreneurial business units, responsible and accountable for the outcome of this engagement. During the early stages of each engagement, the outsourced function is evaluated and reengineered for quality of performance and efficiency, as the Company seeks to drive down operational costs while exceeding service delivery expectations of the client. Each customer team has full accountability for the success of the Company's relationships and business execution with its client, and is directly responsible for delivering contracted solutions and services, and identifying, marketing and closing additional new business opportunities within existing engagements.

Sales and Marketing

     To date, the Company has focused its marketing efforts on maintaining and expanding its relationships with a limited number of Strategic Clients. The Company's customer-intimate business model is the driving force of the sales and marketing functions. Since the Company has co-located its offices with those of its Strategic Clients, its customer teams are designed to focus on and serve the Strategic Client in targeted market segments. Each customer team includes two or more account executives who have the responsibility to expand the Company's business with that Strategic Client. Since the customer teams are closely aligned with and co-located with the Strategic Client, the Company is in a better position to anticipate and respond to the Strategic Client's unique needs, thereby creating a competitive advantage by ensuring account control and growth with its Strategic Clients. After establishing its customer team in a manner which the Company believes will exceed its Strategic Client's expectations, the Company seeks to expand its marketing activities from that location.

    Once the customer teams can anticipate the Strategic Client's future needs, the Company's Strategic Programs Group is responsible for positioning the Company to meet these needs through new service offerings. Under the leadership of the Strategic Programs Group, the Company has made and will continue to make significant investments to position itself in key industries, technologies and global markets.

Competition

    The IT services market is highly competitive and is served by numerous firms, including systems consulting and integration firms, professional services companies, application software firms, temporary employment agencies, the professional service groups of computer equipment companies, facilities management and management information systems outsourcing companies, certain "Big Six" accounting firms, and general management consulting firms. Many participants in the commercial IT services market have significantly greater financial, technical and marketing resources and generate greater revenues than the Company. The Company believes that the principal competitive factors in the commercial IT services industry include responsiveness to client needs, the ability to cause the transition of the outsourced services to occur on a prompt and seamless basis, quality of service, employee relations, price, management capability and technical expertise. The Company believes that its ability to compete also depends on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate skilled technical and management personnel, the price at which others offer comparable services and the extent of its competitors' responsiveness to client needs.

Facilities

    The Company's headquarters and principal administrative, sales and marketing functions are located in approximately 11,500 square feet of leased space in Greenbelt, Maryland. This lease expires in December 2003. The Company leases office space in seven U.S. cities, as well as in Vancouver, British Columbia; Toronto, Ontario; Calgary, Alberta; Hortalandia, Brazil; and Mexico City, Mexico. Additionally, the Company shares an office with a joint venture partner in London, England.

    The Company anticipates that additional space will be required as business expands and believes that it will be able to obtain suitable space as needed. In addition, the Company intends to open offices during the next 18 months in Continental Europe and the Asia-Pacific Rim to complement its current international offices.

Employees

    As of June 30, 1997, the Company employed over 1,300 full time persons. Approximately 120 of these employees have managerial responsibilities, and over 1,150 have technical responsibilities. The Company typically utilizes the services of independent contractors only in certain international engagements. The Company believes that its relationships with its employees are good.

    Six of the Company's employees are represented by the Southern California Professional Engineering Association under a collective bargaining agreement which expires on January 10, 1999. Fourteen of the Company's employees are represented by the International Association of Machinists and Aerospace Workers under a collective bargaining agreement which expires on January 15, 1999. Twenty-four of the Company's employees are represented by the Office and Professional Employees International Union (the "OPEIU") under a collective bargaining agreement that expired on February 28, 1997 but which remains in effect and is currently being negotiated. The Company believes that its relationships with each union is good and it has no reason to believe that it will not reach a satisfactory new agreement with the OPEIU.

Legal Proceedings

    The Company believes that there are no claims or actions against the Company the ultimate disposition of which will have a material adverse effect on the Company's results of operations or consolidated financial position.

                                      MANAGEMENT

Officers and Directors

    The names, ages and positions held by the officers and directors of the Company are as follows:


Name                                    Age                    Position
----                                    ---                    --------

Directors and Executive Officers

William R. Hill                         51             Chief Executive Officer,
                                                        President and Director
Edgar M. Fields                         58             Chief Operating Officer
Samuel D. Horgan                        48             Chief Financial Officer
                                                        and Treasurer
Richard M. Clyne                        49             Senior Vice President
Richard Eubanks                         55             Senior Vice President
Harvard V. Hopkins, Jr.                 59             Senior Vice President
Gerry Lalonde                           45             Senior Vice President
Donald G. Miller                        60             Senior Vice President
Evelyn A. Scott                         43             Senior Vice President
Howard G. Ulep                          54             Senior Vice President
Jerry L. Johnson                        49             Chairman of the Board of
                                                        Directors
Cecile D. Barker                        53             Vice Chairman of the
                                                        Board of Directors
Thomas C. Lynch                         55             Director
Frank B. Foster III (1)(2)              63             Director
Yvonne Brathwaite Burke (1)(2)          65             Person Named to Become a
                                                        Director
John Lehman (1)(2)                      --             Person Named to Become a
                                                        Director

Other Company Officers
Christine M. Hazell                     38             Vice President
Anderson O. Inniss                      48             Vice President
Patrick H. O'Neill                      52             Vice President
Shiraz Patel                            37             Vice President
Stu Schmidt                             40             Vice President
John T. Weisman                         52             Vice President

-------------------
(1) Member or Person Named to become a member of the Compensation Committee of the Company's Board of Directors



(2) Member or Person Named to become a member of the Audit Committee of the Company's Board of Directors


    William R. Hill has been President and Chief Executive Officer and a Director of the Company since March 1996. From 1992 to March 1996, Mr. Hill was the Senior Vice President of the Commercial Systems Group of OAO Corporation (the "Commercial Systems Group"). From 1990 to 1992, Mr. Hill was Vice President for Planning Research Corporation ("PRC"), a systems integration company. From 1985 to 1990, Mr. Hill was Vice President of Business Development for OAO Corporation. He previously was Director of the Legislative and Committee Systems Division for the United States House of Representatives and a systems engineer and national account manager for NCR. Mr. Hill has over 20 years of experience in the information systems and services industry.

    Edgar M. Fields has been Chief Operating Officer of the Company since March 1996. From March 1994 to March 1996, Mr. Fields was Group Vice President of Operations for the Commercial Systems Group and from November 1992 to March 1994, he participated in the formation of the Commercial Systems Group. From 1987 to

1991, Mr. Fields was President of the Systems Services Group of PRC. From 1966 to 1987, Mr. Fields held various senior management positions with PRC. Mr. Fields has over 35 years of experience in the delivery of IT services.

    Samuel D. Horgan joined the Company in July 1997 as Chief Financial Officer and Treasurer. From January 1996 until July 1997, Mr. Horgan was the Chief Financial Officer for Worldspan, Ltd., a global computer reservation system and systems integrator in the airline industry. Before joining Worldspan, Ltd., Mr. Horgan was Chief Financial Officer and Treasurer of Computer Task Group, Inc., a large publicly traded IT services provider, from 1986 to December 1995. Mr. Horgan began his career at Computer Task Group in 1981 as a financial analyst. Mr. Horgan has over 26 years of experience in business acquisition, management, finance and operational reorganization.

    Richard M. Clyne has been Senior Vice President of the Company since January 1997 and has responsibility for the Company's relationship with IBM and international opportunities with this Strategic Client. From 1994 to January 1997, Mr. Clyne was the Director of Delivery Services in IBM's Asia Pacific Group. From 1993 to 1994, Mr. Clyne was Site Executive of IBM's largest outsourcing account in Long Beach, California. From 1990 to 1992, Mr. Clyne established and managed IBM's Partner and Vendor Relations unit. Mr. Clyne has over 26 years of experience in the IT industry.

    Richard Eubanks has been a Senior Vice President of the Company since January 1997 and has responsibility for the Company's relationship with IBM and for the IBM customer team. From 1967 to 1997, Mr. Eubanks held various technical and executive positions at IBM. In his career at IBM, Mr. Eubanks developed the first gas panel display using scan technology which significantly lowered the display manufacturing cost. Mr. Eubanks also managed IBM's second largest outsourcing operation in Chicago, Illinois. Mr. Eubanks has 30 years of experience in the IT industry.

    Harvard V. Hopkins, Jr. has been a Senior Vice President of the Company since March 1996 and has responsibility for the support of new engagement startups and transitioning and oversight of the Company's programs on commitment to quality. From October 1994 to March 1996, Mr. Hopkins was a Vice President in the Commercial Systems Group. From September 1990 to October 1994, Mr. Hopkins served as Executive Vice President of Operations for KENROB and Associates, an IT consulting firm. From 1988 to 1990, Mr. Hopkins was Director of Eastern Operations for OAO Corporation's Information Systems Group and Vice President of its Space Systems Division (the "Space Systems Division"). Mr. Hopkins was a Group Manager for OAO Corporation in 1987. In 1987, Mr. Hopkins retired from his position as a Colonel in the United States Marine Corps, where he had held various management, technical and training positions since 1960. Mr. Hopkins has over 22 years of experience in the IT field.

    Gerry Lalonde has been a Senior Vice President of the Company since March 1996 and has responsibility for the Company's relationship with Digital and for international opportunities with this Strategic Client. From July 1995 to March 1996, Mr. Lalonde was Chief Operating Officer of the Company's Canadian subsidiary. From 1985 to July 1996, Mr. Lalonde held various positions at Digital, including Managing Director and General Manager of Digital's outsourcing management services for Canada; Business Development Manager for Western Canada; Chief Financial Officer for Digital's New Zealand and Fijian subsidiaries; and Manager of Management Information Systems for Digital's Canadian subsidiary. Mr. Lalonde has over 20 years experience in finance, IT, business development and management.

    Donald G. Miller has been a Senior Vice President of Operations for the Company since October 1996 and is responsible for the technical execution of the Company's engagements, development of new service offerings and international business development. From 1990 to October 1996, Mr. Miller held various positions at OAO Corporation, including Vice President of the Network Services Division, Vice President of Systems Management of the Commercial Systems Group and Vice President of the Space Systems Division. In 1990, Mr. Miller retired from his position as a Colonel in the United States Marine Corps, where he held various management positions in the IT field, including Head of Information Resources Management. Mr. Miller has over 30 years of management experience in the IT field.

    Evelyn Scott has been a Senior Vice President of the Company since March 1996 and is responsible for new business development in Latin America with the IBM customer team. From 1983 to March 1996, Ms. Scott held various positions with OAO Corporation, including President of OAO Systems, Inc., a subsidiary that focused on local government and regional business development, Vice President of OAO Services, Inc., a subsidiary that offered leading edge technology to state and local governments, and Manager of the Strategic Programs Group. Ms. Scott has over 15 years experience in the IT field.


    Howard G. Ulep has been a Senior Vice President of the Company since February 1997 and is responsible for the evaluation of acquisition opportunities and new technologies, services and markets. From July 1995 to December 1996, Mr. Ulep served as senior management for Northern Communications Systems. In October 1988, Mr. Ulep founded Wye Technologies, a telecommunications applications provider, and served as Chief Executive Officer until July 1995 when it was sold to Northern Communications Systems. In 1981, Mr. Ulep founded Capital Systems, Inc., a systems integration provider, where he served as Chief Executive Officer until the company was purchased in 1986 by SHL Systemhouse. Mr. Ulep served as Vice President of Strategic Systems for SHL Systemhouse until 1988. Mr. Ulep has previously held senior management positions with the United States House of Representatives Computer Center, Computer Sciences Corporation and Informatics, Inc. Mr. Ulep has over 20 years experience in the IT field.


    Jerry L. Johnson has been the Chairman of the Board of Directors of the Company since April 1996. Mr. Johnson has been the Senior Vice President of Operations of Safeguard since September 1995. From 1985 to 1995, Mr. Johnson held various senior executive positions with US West, including Group Director, Vice President of Network and Technology Services and Vice President of Residence Planning. From 1983 to 1985, he was President and Chief Executive Officer of Northwestern Bell Information Technologies, a subsidiary of Northwestern Bell Telephone Company. Mr. Johnson is a director of USDATA Corporation, a Safeguard partnership company that is a global supplier of real-time application development tools, distribution management software, automatic identification equipment and related consulting and integration services. Mr. Johnson also is a member of the International Society of Sloan Fellows.

    Cecile D. Barker has been the Vice Chairman of the Board of Directors of the Company since April 1996. Mr. Barker is the Chairman of the Board, Chief Executive Officer and majority owner of OAO Corporation, a company which he
founded in 1973.   Mr. Barker regularly serves as an advisor to other
corporations, and he is a member of the Advisory Committee for Scientific Policy for the National Science Foundation and the Science and Technology Advisory Committee for the Executive Office of the President of the United States. Mr. Barker has over 28 years of experience in the management of major scientific, technological and commercial programs.


    Thomas C. Lynch became a Director of the Company in April 1996. Mr. Lynch has been a Senior Vice President of Operations of Safeguard since November 1995. Prior to that time, Mr. Lynch retired from the U.S. Navy as an Admiral after 33 years of service, including service as Superintendent of the U.S. Naval Academy from 1991 through 1994 and Director, Navy Roles and Missions from 1994 through 1995. Admiral Lynch currently is a director of Sanchez Computer Associates, Inc., a Safeguard partnership company, a company that designs, develops and markets banking software. Mr. Lynch is also a director of The Eastern Technology Council and is a member of the Cradle Liberty Council, Boy Scouts of America and the U.S. Naval Academy Foundation.



    Frank B. Foster, III became a Director of the Company in April 1996. Mr. Foster will serve as Chairman of the Audit Committee upon the consummation of this offering. Mr. Foster retired as President and Chief Executive Officer of Diamond Bathurst (formerly Diamond Glass) in 1986 after almost 30 years of service. Since 1986, Mr. Foster has served on the boards of numerous companies and is currently a director of 1838 Investment Advisors, Airgas, Inc., Contour Packaging Corporation and U.S. Precision Glass Company.



    Yvonne Brathwaite Burke will become a Director of the Company upon the consummation of this offering. Ms. Burke will also become a member of the Compensation Committee and Audit Committee. Ms. Burke has served as Los Angeles County Supervisor since 1992. Ms. Burke also serves on the Board of L.A. Care and NAACP Legal Defense and Education Fund. Ms. Burke is a member of the Board of Trustees of the Amateur Athletic Foundation and the National Academy of Public Trusteeship. Ms. Burke is a former U.S. Congresswoman, who served on the Appropriations Committee, Departments of State, Justice and Commerce, and on the select committee on Assassinations.



    John Lehman will become a Director of the Company upon the consummation of this offering. Mr. Lehman will also become a member of the Compensation Committee and Audit Committee. Mr. Lehman also serves as Chairman of the Board of Directors of J.F. Lehman & Co., a private equity firm, Ball Corporation and Sedgwick Group plc. Mr. Lehman was also an investment banker at Paine Webber Inc. and served as Secretary of the Navy for six years. He served as staff member to Dr. Henry Kissinger on the National Security Council.



    Christine M. Hazell has been a Vice President of the Company since October 1996 and is responsible for the Company's human resources and provides administrative support for the Company's offices. From 1993 to October 1996, Ms. Hazell was Vice President of Human Resources and Administration for OAO Corporation and from 1989 to 1993, Ms. Hazell was director of Human Resources for OAO Corporation. From 1978 to 1989, Ms. Hazell coordinated and administered corporate benefits programs for OAO Corporation. Ms. Hazell has over 15 years of management and leadership experience in the Human Resources and Administration fields.

    Anderson O. Inniss has been a Vice President of the Company since July 1997. From April 1996 to July 1997, Mr. Inniss was the Director of the Company's healthcare services business. From October 1994 to April 1996, Mr. Inniss was a Director of the Commercial Systems Group. From 1990 to September 1994, Mr. Inniss was General Manager of Diagnostic Health Imaging Systems. From 1973 to 1988, Mr. Inniss was with the Greater Southeast Community Hospital in Washington, D.C. where he held positions including Executive Director and President of a subsidiary. Mr. Inniss has more than 24 years experience in the organization and management of healthcare enterprises.

    Patrick H. O'Neill has been a Vice President of the Company since March 1996 and is responsible for managing client engagements and quality assurance at these engagements. From January 1993 to March 1996, Mr. O'Neill was manager of the Company's first Megacenter Operations engagement with IBM.
Mr. O'Neill has over 30 years experience in the communications and IT technology fields. From 1987 to 1993, Mr. O'Neill was Director of Consolidated Logistics for OAO Corporation.

    Shiraz Patel has been a Vice President of the Company since March 1996 and is responsible for the customer team supporting Perot Systems. From 1991 to March 1996, Mr. Patel held various leadership positions with Digital, including Director of Outsourcing Services. Mr. Patel led Digital's value migration from a product based, facilities management business into network centric outsourcing. Prior to 1991, Mr. Patel also held positions as Vice President at Majesco Software, Inc., Manager of Networks at Crown Life Insurance, Project Manager, of Networks at Crown Life Insurance, Project Manager of Networks at Bank of Montreal and Network Engineer at AT&T Canada.

    Stu Schmidt has been Chief Operating Officer of the Company's Canadian subsidiary since March 1996. From 1995 to March 1996, Mr. Schmidt was a member of the Company's international leadership team. From 1993 to 1995, Mr. Schmidt assisted several corporations in developing new business in the government, financial and private industry sectors. From 1977 to 1993, Mr. Schmidt held various leadership positions at Digital, including Customer Services Sales Manager of the National Capital District, National Account Manager for the IT industry and the federal government and Field Service Unit Manager. From 1976 to 1977, Mr. Schmidt was a Field Service Engineer with NCR in Canada. Mr. Schmidt has over 22 years experience in the IT field.

    John T. Weisman has been a Vice President for the Company since 1996 and is responsible for the Company's Northeastern U.S. Megacenter Operations. From 1993 to 1996, Mr. Weisman was Program Manager for the Commercial Systems Group of OAO Corporation's Northeast Operations. From 1967 to 1993, Mr. Weisman held various technical and management positions with IBM. Mr. Weisman has over 31 years of experience in IT and project management.

Director Compensation

    Directors who are not currently receiving compensation as officers, employees or consultants of the Company or Safeguard are entitled to receive an annual retainer fee of $6,000 ($7,000 with respect to the Chairman of the Audit Committee), plus a fee of $1,000 and reimbursement of expenses for each meeting of the Board of Directors and each Committee meeting that they attend in person.

Compensation Committee Interlocks and Insider Participation


    Prior to this offering, recommendations concerning the aggregate compensation of the Company's employees were made to the Compensation Committee by the Chief Executive Officer. The members of the Compensation Committee prior to this offering were Thomas Lynch and Cecile Barker. There are currently no compensation committee interlocks with other entities or insider participation on the Compensation Committee.


Employment Agreements

    The Company entered into an employment agreement with William R. Hill as of April 1, 1996, which provides for the payment of an annual base salary of $150,000, and incentive bonuses upon the achievement of certain objectives.
For 1997, Mr. Hill is entitled to receive a maximum bonus of $210,000.   This
agreement automatically continues for successive one year terms unless written notice is provided at least 90 days prior to the applicable expiration date. This agreement generally restricts Mr. Hill from competing with the Company during the term of the employment agreement and for a period ending one year after the termination of his employment. The Company may terminate Mr. Hill's employment without cause provided that it must continue to pay Mr. Hill his base salary for the remaining term of the agreement and for such additional period that he remains bound by his non-competition covenants.

Executive Compensation

    The following table sets forth certain information concerning compensation paid or accrued in fiscal 1996 with respect to the Company's Chief Executive Officer and its three other most highly compensated executive officers for the year ended December 31, 1996 who earned total salary and bonus in excess of $100,000 (collectively, the "Named Officers"):

                              Summary Compensation Table



                                                                     Long Term
                                                                   Compensation
                                                                      Awards
                                                                    -----------
                                    Annual Compensation (1)         Securities
    Name and                        -----------------------         Underlying      Other Annual
Principal Position        Year      Salary            Bonus           Options       Compensation
------------------        ----      ------            -----         -----------     ------------

William R. Hill           1996      $152,042          $150,000         28,333           $1,440
 Chief Executive Officer
 and President
Edgar M. Fields           1996       154,027            50,000        100,000                0
 Chief Operating Officer
Harvard V. Hopkins        1996       121,120            30,000         66,667            1,600
 Senior Vice President
Gerry Lalonde             1996       135,000            27,500         28,333                0
 Senior Vice President

--------------------------

(1) The annual compensation described in this table reflects actual salary and bonus paid to such executive officers in fiscal 1996. It does not include medical, group life insurance or other benefits received by the Named Officers which are available generally to all salaried employees of the Company and certain prerequisites and other personal benefits, securities or property received by the Named Officers which do not exceed the lesser of $50,000 or 10% of the aggregate of any such Named Officer's salary and bonus.

    The following table provides information on stock options granted by the Company in 1996 to the Named Officers. All Company option grants depicted below were made pursuant to the Company's Amended and Restated 1996 Equity Compensation Plan (the "Equity Compensation Plan").

                          Option Grants in Last Fiscal Year


                                     Percent of                                         Realizable Potential Value
                       Number of       Total                                             at Assumed Annual Rate of
                        Shares        Options                                          Stock Price Appreciation for
                       Underlying    Granted to         Excercise                             Option Term(1)
                        Options     Employees in        Price Per     Expiration       ----------------------------
Name                    Granted      Fiscal Year          Share          Date          5%                       10%
----                   ----------   ------------        ---------     ----------       --                       ---

William R. Hill          23,333         2.6%              $2.00         4/1/2002        $19,272                  $43,721
Edgar M. Fields         100,000         9.1                2.00         4/1/2002         68,019                  154,312
Harvard V. Hopkins       66,667         6.1                2.00         4/1/2002         45,246                  102,875


                                     Percent of                                         Realizable Potential Value
                       Number of       Total                                             at Assumed Annual Rate of
                        Shares        Options                                          Stock Price Appreciation for
                       Underlying    Granted to         Excercise                             Option Term(1)
                        Options     Employees in        Price Per     Expiration       ----------------------------
Name                    Granted      Fiscal Year          Share          Date          5%                       10%
----                   ----------   ------------        ---------     ----------       --                       ---

Gerry Lalonde            28,333         2.6               2.00          4/1/2002        19,272                   43,721

---------------------

(1) The amounts shown are calculated assuming that the market value of the Common Stock was equal to the exercise price per share as of the date of grant of the options. This value is the approximate price per share at which shares of the Common Stock would have been sold in private transactions on or about the date on which the options were granted. The dollar amounts under these columns assume a compounded annual market price increase for the underlying shares of the Common Stock from the date of grant to the end of the option term of 5% and 10%. This format is prescribed by the SEC and is not intended to forecast future appreciation of shares of the Common Stock. The actual value, if any, a Named Officer may realize, will depend on the excess of the market price for shares of the Common Stock on the date the option is exercised over the exercise price. Accordingly, there is no assurance that the value realized by a Named Officer will be at or near the value estimated above.

    The following table sets forth information concerning options exercised during 1996 and the number and the hypothetical value of certain unexercised options of the Company held by the Named Officers as of December 31, 1996. This table is presented solely for purposes of complying with SEC rules and does not necessarily reflect the amounts the optionee will actually receive upon any sale of the shares acquired upon exercise of the options.

          Aggregated Option Exercises and Last Fiscal Year-End Option Values


                                                    Number of Securities
                                                   Underlying Unexercised             Value of Unexercised In-The-
                                                         Options at                          Money Options at
                                                     December 31, 1996                     December 31, 1996(1)
                    Shares Acquired   Value      ---------------------------           ----------------------------
Name                  on Exercise    Realized    Exercisable   Unexercisable           Exercisable    Unexercisable
----                ---------------  --------    -----------   -------------           -----------    -------------

William R. Hill          --            --            --           28,333                    --           $84,999
Edgar M. Fields          --            --          20,000         80,000                 $60,000         240,000
Harvard V. Hopkins      167           $333         13,166         53,333                  34,498         159,999
Gerry Lalonde            --            --            --           28,333                    --            84,999

---------------------


(1) Assumes, for presentation purposes only, a per share fair market value of $5.00.Equity Compensation Plan


    The Company has adopted the Equity Compensation Plan pursuant to which it has awarded and may in the future award stock options and equity compensation awards to its employees, officers, non-employee directors and certain independent contractors.

    The Equity Compensation Plan provides for the issuance to employees, non-employee directors and eligible independent contractors of up to 3,200,000 shares of Common Stock pursuant to the grant of incentive stock options ("ISOs"), non-qualified stock options ("NQSOs"), Stock Appreciation Rights ("SARs"), restricted stock and performance units. The Equity Compensation Plan is administered by a Committee of directors appointed by
the Board of Directors (the "Committee").   Upon the completion of this
offering, the Committee will consist of two or more "outside directors" as defined under section 162(m) of the Code and two or more "non-employee directors" as defined under Rule 16(b)(3) of the Exchange Act. Subject to the provisions of the Equity Compensation Plan, the Committee has the authority to determine to whom stock options and other equity compensation awards will be granted and the terms of any such award, including the number of shares subject to, and the vesting provisions of, the award. Subject to the terms of the Equity Compensation Plan, the Committee may also amend the terms of any outstanding award.

    As of June 30, 1997, options to purchase a total of 1,375,875 shares of Common Stock at a weighted average exercise price per share of $2.70 were outstanding. Of these options, options to purchase 352,417 shares of Common Stock were fully vested and exercisable as of June 30, 1997. As of June 30, 1997, the Company had an additional 1,824,125 shares of Common Stock available for future grants under the Equity Compensation Plan.

    The option price per share of Common Stock under the Equity Compensation Plan is determined by the Committee at the time of each grant, provided, however, that the option price per share for any ISO shall not be less than 100% of the fair market value of the Common Stock at the time of the grant. If a person who owns ten percent or more of the Company's Common Stock (a "10% Stockholder") is granted an ISO, the exercise price shall not be less than 110% of the fair market value on the date of grant. The term of each stock option may not exceed ten years and in the case of a 10% stockholder, the term may not exceed five years. Stock options shall be exercisable at such time or times as shall be determined by the Committee. Payment for the exercise of an option shall be made by cash, check or other instrument as the Committee may accept, including, in the discretion of the Committee, unrestricted Common Stock of the Company. The Committee may also allow an option holder to elect to cash out the excess of the fair market value over the option price of all or a portion of a stock option. The Committee may also grant, in its sole discretion, a "cashless exercise" feature for the exercise of stock options.

    The Board of Directors may amend the terms of the Equity Compensation Plan are subject to the requirement to obtain shareholder approval of certain amendments. Unless sooner terminated, the Equity Compensation Plan will terminate in 2006.

    Under Section 162(m) of the Code, the Company may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1.0 million paid to the Chief Executive Officer or to any of the other four most highly compensated officers in any one year. Total remuneration would include amounts received upon the exercise of stock options granted under the Equity Compensation Plan. An exception does exist, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements. The Equity Compensation Plan is intended to meet the requirements of Treasury Regulation section 1.162-27(f), and the options and other awards granted under the Equity Compensation Plan are intended to meet the requirements of "performance-based compensation."


Employee Stock Purchase Plan



   The Company intends to consider the adoption of an employee stock purchase plan during the first six months of 1998 and may submit such a plan for stockholder approval at its annual meeting of the stockholders held in such year.

                                 CERTAIN TRANSACTIONS

    Pursuant to the terms of a stock purchase agreement dated April 8, 1996 (the "1996 Purchase") among the Company, OAO Corporation, OAO Services, Inc. ("OAO Services") and Safeguard, (i) Safeguard purchased from the Company 5,000,000 shares of the Company's Common Stock at a purchase price of $1.00 per share or $5.0 million in the aggregate, (ii) Safeguard paid $5.0 million to OAO Services, a subsidiary of OAO Corporation, in return for a grant by OAO Services to the Company of an option (the "OAO Services Option") to purchase all of the shares of common stock of OAO Services at an exercise price based on revenues and earnings levels of OAO Services for the 12 months prior to the date of exercise, and (iii) Safeguard granted to Cecile D. Barker, the majority owner of OAO Corporation and a director and significant stockholder of the Company, an option to purchase 1,000,000 shares of Common Stock held by Safeguard (the "Barker Option"). Pursuant to the terms of the 1996 Purchase, Safeguard, William R. Hill and Cecile D. Barker were granted certain registration rights with respect to their shares of Common Stock in the Company. See "Shares Eligible for Future Sale --Registration Rights."

    Pursuant to the terms of a Stock Purchase Agreement dated as of July 11, 1997 between Safeguard and Cecile D. Barker, Safeguard purchased 1,000,000 shares of Common Stock from Mr. Barker for $4.2 million. Contemporaneous with the consummation of this transaction, Mr. Barker exercised the Barker Option. In addition, pursuant to the terms of an Option Cancellation Agreement by and among the Company, Safeguard, Cecile D. Barker, OAO Corporation and OAO Services, the OAO Services Option was canceled in consideration of the right to receive certain future payments in the event of any sale of OAO Corporation or any public offering by OAO Corporation which
occurs prior to April 8, 2000.   In particular, the Company and Safeguard are
each to receive one-half of (i) the greater of $1.0 million or an amount equal to the lesser of $3.0 million or three percent of the total sales price from the sale of both OAO Corporation and OAO Services which occurs prior to April 8, 2000, (ii) the greater of $1.0 million or an amount equal to the lesser of $2.0 million or three percent of the total sales price from any sale of OAO Corporation which occurs prior to April 8, 2000 and at such time that OAO Services is not an affiliate of OAO Corporation, (iii) the greater of $1.0 million or an amount equal to the lesser of $3.0 million or three percent of the market capitalization of OAO Corporation if OAO Corporation consummates an initial public offering of its equity securities prior to April 8, 2000 (an "OAO Corporation IPO"), or (iv) the greater of $1.0 million or an amount equal to the lesser of $2.0 million or two percent of the market capitalization of OAO Corporation if OAO Services is no longer affiliated with OAO Corporation at the time of the OAO Corporation IPO. The market capitalization of OAO Corporation would be based on the offering price of the equity securities in the OAO Corporation IPO.

    Pursuant to the terms of an Administrative Services Agreement between the Company and Safeguard, the Company paid Safeguard $250,000 in 1996 in consideration of administrative support services, including management consultation, investor relations, legal services and tax planning. The Company expects to pay Safeguard approximately $500,000 in 1997 for such services.

    Pursuant to the terms of a Transition Services and Operations Services Agreement dated as of April 8, 1996, the Company paid OAO Corporation $300,000 in 1996 in consideration of certain transition and operations services provided to the Company. Cecile D. Barker is the majority owner of OAO Corporation.

                          PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered hereby (i) by each selling stockholder, (ii) by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (iii) by each director of the Company, (iv) by each Named Officer and (v) by all directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.


                                Beneficial Ownership                             Beneficial Ownership
                                Prior to the Offering         Number of         After the Offering (1)
                            ---------------------------      Shares to be     -------------------------
                             Number                           Sold in the      Number of
Name and Address            of Shares        Percentage       Offering(11)       Shares      Percentage
----------------            ---------        ----------      -------------     ----------    -----------

Safeguard Scientifics,
 Inc.(1)...............      5,000,000          50.0              --             5,000,000       30.8
 800 The Safeguard Building
 435 Devon Park Drive
 Wayne, PA  19087

Cecile D. Barker(2)....      3,997,500          40.0            359,260          3,638,240       22.4
 10816 Barnwood Lane
 Potomac, MD  20854

William R. Hill(3).....        757,083           7.6             62,870            694,212        4.3

Hubert Reid(4).........        316,667           3.1             62,870            253,797        1.6

Edgar M. Fields(5).....         59,625            *                --               59,625         *

Harvard V. Hopkins(6)..         34,542            *                --               34,542         *

Frank B. Foster III(7)..          4,167            *                --                4,167         *

Jerry L. Johnson(8)....           --              --               --                  --          --

Thomas C. Lynch(9).....           --              --               --                  --          --

Yvonne Brathwaite Burke           --              --               --                  --          --

John Lehman............           --              --               --                  --          --

All executive
 officers and directors
 as a  group
 (16  persons)(10).....        5,020,333         48.9            485,000            4,597,428     27.9

-----------------------
*   Less than 1% of the outstanding Common Stock

(1) The shares are held of record by Safeguard Scientifics (Delaware), Inc., a wholly-owned subsidiary of Safeguard. Includes 274,000 shares of Common Stock granted by Safeguard to certain of its employees pursuant to a long term incentive plan (the "LTIP"). Safeguard will continue to exercise voting control of these shares until the occurrence of certain vesting requirements. The largest shareholder of Safeguard is Warren V. Musser, the chairman and chief executive officer of Safeguard, who is the record holder of approximately 9.5% of the total Safeguard common shares outstanding. Excludes 2,250,000 shares of Common Stock pledged to Safeguard to secure a $4.5 million loan made by Safeguard to Mr. Barker. Includes 2,250,000 shares of Common Stock pledged to Safeguard to secure a $4.5 million loan made by Safeguard to Mr. Barker.

(3) Includes 7,083 shares of Common Stock issuable pursuant to presently exercisable options. Mr. Hill's address is 7500 Greenway Center Drive, Greenbelt, Maryland 20770.

(4) Includes 66,667 shares of Common Stock issuable pursuant to presently exercisable options and options exercisable upon the completion of this offering.

(5) Consists of 59,625 shares of Common Stock issuable pursuant to presently exercisable options.

(6) Includes 34,375 shares of Common Stock issuable pursuant to presently exercisable options and options exercisable upon the completion of this offering.


(7) Consists of 4,167 shares of Common Stock issuable pursuant to presently exercisable options.



(8) Excludes shares of Common Stock owned by Safeguard, of which Mr. Johnson is a Senior Vice President. Mr. Johnson disclaims beneficial ownership of such shares. Excludes 30,000 shares of Common Stock allocated to Mr. Johnson under the LTIP, of which Mr. Johnson has neither dispositive nor voting power.



(9) Excludes shares of Common Stock owned by Safeguard, of which Mr. Lynch is a Senior Vice President. Mr. Lynch disclaims beneficial ownership of such shares. Excludes 30,000 shares of Common Stock allocated to Mr. Lynch under the LTIP, of which Mr. Lynch has neither dispositive nor voting power.



(10) Includes, in the aggregate, 278,038 shares of Common Stock issuable pursuant to presently exercisable options.



(11) These numbers do not include 478,240, 124,630 and 37,130 shares transferable by Mr. Barker, Mr. Hill and Mr. Reid, respectively, pursuant to the underwriters' over-allotment option.

                             DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.


Common Stock

    As of June 30, 1997, there were 10,000,583 shares of Common Stock outstanding. After giving effect to the issuance of the 6,235,000 shares of Common Stock offered by the Company hereby, there will be 16,235,583 shares of Common Stock outstanding.

    Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The election of directors is determined by a plurality of the votes cast. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. See "Risk Factors--Control by Principal Stockholders." Except as required by law, all other matters are determined by the vote of the holders of the majority of the stock having voting power present in person or represented by proxy at the meeting. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

Preferred Stock


    The Company, by resolution of the Board of Directors and without any further vote or action by the stockholders, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any such class or series, including the dividend rights, dividend rates, conversion rights and terms, voting rights, redemption rights and terms, and liquidation preferences. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company. As of the date of this Prospectus, there are no shares of preferred stock outstanding, and the Company has no plans to issue any shares of preferred stock.


Rights

    The Company is granting on the date hereof the rights to the holders of Safeguard common shares. The rights, subject to minimum exercise requirements, are each exercisable for one share of Common Stock at an exercise price of $5.00 per share. Persons may not exercise rights for fewer than 20 shares of Common Stock. For purposes of this offering, a person that holds Safeguard common shares in multiple accounts must meet the 20 share minimum purchase requirement in each account. Accordingly, persons holding fewer than 20 rights in an account should consider the advisability of consolidating their rights in one account, selling rights, or purchasing additional rights to comply with the minimum exercise requirements of this offering. Rights may be transferred, in whole or in part, by endorsing and delivering to ChaseMellon a rights certificate that has been properly endorsed for transfer, with instructions to reissue the rights, in whole or in part, in the name of the transferee. ChaseMellon will reissue certificates for the transferred rights to the transferee, and will reissue a certificate for the balance, if any, to the holder of the rights, in each case to the extent it is able to do so prior to the expiration date of the rights. This offering will terminate and the rights will expire at 5:00 p.m., New York City time, on the expiration date, which is ______, 1997. After the expiration date of the rights, unexercised rights will be null and void. For more information about the rights and the offering process, reference should be made to "The Offering" and to "Risk Factors--Cancellation of Rights Offering."

Transfer Agent and Registrar

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660.

                           SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 16,235,583 shares of Common Stock outstanding, excluding 1,375,875 shares of Common Stock subject to stock options outstanding as of June 30, 1997 and any stock options granted by the Company after June 30, 1997. Of these shares, the Common Stock sold in this offering, except for certain shares described below, will be freely tradeable without restriction or further registration under the Act. The remaining 9,515,583 shares of Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144 or Rule 701. See "Risk Factors--Shares Eligible for Future Sale."

    In general, under Rule 144 as currently in effect, if two years have elapsed since the date of acquisition of restricted securities from the Company or any affiliate and the acquiror or subsequent holder is not deemed to have been an affiliate of the Company for at least 90 days prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144(k) without regard to the limitations described below. If one year has elapsed since the date of acquisition of restricted securities from the Company or any affiliate, the acquiror or subsequent holder thereof (including persons who may be deemed affiliates of the Company) is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume in the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. Without considering the contractual restrictions described below, approximately (i) 9,515,168 Restricted Shares will be eligible for sale ninety days after the date of this Prospectus, subject to manner of sale and other resale conditions imposed by Rule 144, and (ii) 415 Restricted Shares will be eligible for future sale subject to the holding period and other conditions imposed by Rule 144. Certain restrictions apply to any shares of Common Stock purchased in this offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144, except for the holding period requirements thereunder. See "Risk Factors--Shares Eligible for Future Sale."

    Rule 144A under the Act provides a nonexclusive safe harbor exemption from the registration requirements of the Act of specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer," which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the entity, as long as these securities when issued were not of the same class as securities listed on a national securities exchange or quoted on Nasdaq. The shares of Common Stock outstanding as of the date of this Prospectus would be eligible for resale under Rule 144A because such shares, when issued, were not of the same class as any listed or quoted securities.

Stock Options

    As of June 30, 1997 there were outstanding options to purchase an aggregate of 1,375,875 shares of Common Stock (of which 352,417 were exercisable at June 30, 1997) at a weighted average exercise price of $2.70 per share. As of June 30, 1997, the Company had an additional 1,824,125 shares of Common Stock available for future grant under the Equity Compensation Plan. The holders of options which are presently exercisable to purchase a total of 278,205 shares are subject to Lock-Up Agreements, which restrict, until after the Lock-Up Expiry Date (without the prior written consent of Wheat, First Securities, Inc.), the holders' ability to sell or otherwise dispose of Common Stock acquired upon the exercise of such options. See "Management--Equity Compensation Plan."

    The Company issued options and underlying shares of Common Stock to employees of the Company who were not executive officers and directors of the Company pursuant to Rule 701. Under Rule 701, employees of the Company who prior to this offering purchased shares upon the exercise of options grant under the Equity Compensation Plan are entitled to sell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and they may begin making such sales on the 90th day after the date of this Prospectus. Rule 701 also permits the shares subject to unexercised options granted under the Equity Compensation Plan to be sold upon exercise without having to comply with the foregoing provisions of Rule 144. As of June 30, 1997, approximately 1,458,958 shares of Common Stock and shares of Common Stock subject to unexercised options will be eligible for sale under Rule 701 by Company employees (subject to applicable vesting provisions).

    It is anticipated that a Registration Statement on Form S-8 covering the Common Stock that may be issued pursuant to the options granted under the Equity Compensation Plan will be filed prior to the Lock-Up Expiry Date and that shares of Common Stock that are so acquired and offered thereafter pursuant to this Registration Statement generally may be resold in the public market without restriction or limitation, except in the case of affiliates of the Company, whom generally may only resell such shares in accordance with each provision of Rule 144, other than the holding period requirement.

Lock-Up Agreements


    The Principal Stockholders, who will beneficially own 9,330,087 shares of Common Stock after the completion of this offering, and each other executive officer, director and nominee for director of the Company have agreed with the underwriters that they will not sell or otherwise dispose of any shares of Common Stock until after the Lock-Up Expiry Date without the prior written consent of

Wheat, First Securities, Inc. In addition, Warren V. Musser has agreed that he and/or his assignees will not sell or otherwise dispose of 280,000 shares of Common Stock until after the Lock-Up Expiry Date without the prior written consent of Wheat, First Securities, Inc.

Registration Rights

    The Company has granted certain registration rights to Safeguard, Cecile
D. Barker and William R. Hill. In particular, under certain circumstances and subject to certain limitations, Safeguard can require the Company to register under the Act (i) such number of shares of Common Stock held by Safeguard, Mr. Barker or Mr. Hill having a market value of at least $5.0 million, provided that the Company is not required to effect more than one such registration, and (ii) on Form S-3 such number of shares of Common Stock having a market value of at least $1.0 million, provided that the Company is not required to effect more than one such registration during any twelve-month period. Safeguard, Mr. Barker and Mr. Hill were also granted certain "piggy-back" registration rights whereby under certain circumstances and subject to certain conditions, they may include shares of Common Stock in any registration of shares of Common Stock under the Act.

                                     UNDERWRITING

    The Company, the selling stockholders and the underwriters have entered into the standby underwriting agreement on the date hereof, pursuant to which the underwriters are required, subject to certain terms and conditions (all of which are set forth below), to purchase the shares of Common Stock offered in the rights offering and not purchased (the "Excess Unsubscribed Shares") in accordance with the percentages set forth below. If all of the rights are exercised there will be no Excess Unsubscribed Shares and the underwriters will not be required to purchase any shares of Common Stock.


                                         % of Underwriter
Underwriters                                  Shares
------------                             ----------------


Wheat, First Securities, Inc..........            %
Janney Montgomery Scott Inc...........            %

    The underwriters have agreed, severally and not jointly, subject to the condition that the Company and the selling stockholders comply with their obligations under the standby underwriting agreement and subject to the underwriters' right to terminate their obligations under the standby underwriting agreement (as specified below), to purchase all of the Excess Unsubscribed Shares. The Company will pay the underwriters the financial advisory fee equal to 3% of the exercise price for each share of Common Stock included in this offering. The financial advisory fee is for services and advice rendered in connection with the structuring of this offering, valuation of the business of the Company, and financial advice to the Company before and during this offering. An additional fee of 4% of the exercise price will be paid to the underwriters (i) for each share of Common Stock purchased by the underwriters pursuant to the standby underwriting agreement and (ii) for each share of Common Stock purchased upon the underwriters' exercise of rights if such rights were purchased by the underwriters at a time when the Common Stock was trading (on a "when issued" basis) at a per share price of less than 120% of the exercise price or if the underwriters purchase such rights with Safeguard's prior acknowledgment that it would be entitled to receive the underwriting discount for Common Stock purchased pursuant to the exercise of such rights. In addition, the Company has agreed to pay the underwriters a non-accountable expense allowance in the aggregate amount of $200,000, provided, however, such non-accountable expense allowance shall be reduced to $100,000 or zero if, on the expiration date of the rights, the closing price for the Common Stock traded on a "when issued" basis is at least $7.25 per share or greater than $8.25 per share, respectively. The selling stockholders have granted to the underwriters a 20-day option commencing on the expiration date to purchase a maximum of 640,000 additional shares of Common Stock at a per share price equal to the exercise price less a financial advisory fee of 3% of the exercise price and an underwriting discount of 4% of the exercise price. The underwriters may exercise such option in whole or in part only to cover over-allotments made in connection with the sale of shares of Common Stock by the underwriters.

    Prior to the expiration date of the rights, the underwriters may offer shares of Common Stock on a when-issued basis, including shares to be acquired through the purchase and exercise of rights, at prices set from time to time by the underwriters. It is not contemplated that this offering price set on any calendar day will be increased more than once during such day. After the expiration date of the rights, the underwriters may offer shares of Common Stock, whether acquired pursuant to the standby underwriting agreement, the exercise of the rights or the purchase of Common Stock in the market, to the public at a price or prices to be determined. The underwriters may thus realize profits or losses independent of the underwriting discount and the financial advisory fee. Shares of Common Stock subject to the standby underwriting agreement will be offered by the underwriters when, as and if sold to, and accepted by, the underwriters and will be subject to their right to reject orders in whole or in part.

    Prior to this offering, there has been no public market for the Common Stock or the rights. Consequently, the exercise price was determined by negotiations among the Company, the selling stockholders and the underwriters. In determining the exercise price, the underwriters, the selling stockholders and the Board of Directors of the Company considered such factors as the future prospects and historical growth rate in revenues and earnings of the Company, its industry in general and the Company's position in its industry; revenues, earnings and certain other financial and operating information of the Company in recent periods; market valuations of the securities of companies engaged in activities similar to those of the Company; the management of the Company; and, with respect to the Company, the advice of the underwriters.

    The underwriters will be prohibited from engaging in any market making activities with respect to the Company's when-issued Common Stock and Common Stock until the underwriters have completed their participation in the distribution of shares offered hereby. As a result, the underwriters may be unable to provide a market for the Company's when-issued Common Stock and Common Stock should they desire to do so, during certain periods while the rights are exercisable.

    In connection with this offering, the underwriters and certain selling group members may engage in stabilizing, syndicate covering transactions or other transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. A "syndicate covering transaction" is the placing of any bid or the effecting of any purchase on behalf of the underwriters to reduce a short position created in connection with this offering. After the opening of quotations for the Common Stock on the Nasdaq National Market, stabilizing bids for the purpose of preventing or retarding a decline in the market price may be initiated by the underwriters or selling group members in any market at a price no higher than the last independent transaction price for the Common Stock and then maintained, reduced or raised to follow the independent market. Such transactions may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    The Company and the selling stockholders have agreed to indemnify the underwriters against certain liabilities arising out of or based upon misstatements or omissions in this Prospectus or the Registration Statement of which this Prospectus is a part and certain other liabilities, including liabilities under the Act, and to contribute to certain payments that the underwriters may be required to make.

    The underwriters may terminate their obligations under the standby underwriting agreement (i) if any calamitous domestic or international event or act or occurrence has disrupted the general securities market in the United States; (ii) if trading in the Common Stock (on a when-issued basis) shall have been suspended by the SEC or Nasdaq; (iii) if trading on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market or in the over-the-counter market shall have been suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required on the over-the-counter market by the NASD or by order of the SEC or any other government authority having jurisdiction; (iv) if the United States shall have become involved in a war or major hostilities which, in the underwriters' opinion, will affect the general securities market in the United States; (v) if a banking moratorium has been declared by any Maryland, New York, Pennsylvania, Virginia or Federal authority; (vi) if a moratorium in foreign exchange trading (with respect to a foreign exchange on which the Company's securities are traded) has been declared; (vii) if the Company shall have sustained a loss material to the Company by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act, whether or not such loss shall have been insured, or from any labor dispute or any legal or governmental proceeding; (viii) if there shall be such material adverse market conditions (whether occurring suddenly or gradually between the date of this Prospectus and the closing of this offering) affecting markets generally as in the underwriters' reasonable judgment would make it inadvisable to proceed with this offering, sale or delivery of the shares of Common Stock offered hereby; or (ix) if there shall have been such material adverse change, or any development involving a prospective material adverse change, in the financial condition, net worth or results of operations of the Company since December 31, 1996 or in the business prospects or condition of the Company since the date of this Prospectus, or that materially and adversely impacts the standby underwriting agreement.

    The Company has agreed that, without the prior written consent of Wheat, First Securities, Inc., it will not offer, sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock (or securities convertible into shares of Common Stock) (collectively, the "Securities") acquired in this offering or held by it as of the date hereof until after the Lock-Up Expiry Date, other than (i) Common Stock to be sold in this offering,
(ii) Company option issuances and sales of Common Stock pursuant to the Equity Compensation Plan and (iii) Securities issued as consideration for an acquisition if the party being issued the Securities agrees not to transfer, sell, offer for sale, contract or otherwise dispose of such Securities until after the Lock-Up Expiry Date. The Principal Stockholders and each other executive officer and director of the Company, who beneficially will in the aggregate own approximately 9,642,867 shares of Common Stock after the completion of this offering, have agreed with the underwriters that they will not sell or otherwise dispose of any shares of Common Stock until after the Lock-Up Expiry Date without the prior written consent of Wheat, First Securities, Inc. In addition, Warren V. Musser has agreed that he (and/or his assignees) will not sell or otherwise dispose of 280,000 shares of Common Stock until after the Lock-Up Expiry Date without the prior written consent of Wheat, First Securities, Inc. See "Management--Equity Compensation Plan" and "Shares Eligible for Future Sale."

                                    LEGAL MATTERS

    The validity of the rights and shares of Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering are being passed upon for the underwriters by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania.

                                       EXPERTS

    The consolidated financial statements and financial statement schedule of the Company as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors as stated in their reports appearing herein or elsewhere in the Registration Statement, and have been so included in reliance upon the report of such firm, given upon their authority of experts in accounting and auditing.

                                ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Act with respect to the Common Stock and rights offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock and rights offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.
 In addition, the Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements, information statements and other information regarding the Company.

                       OAO Technology Solutions, Inc.
                  Index to Consolidated Financial Statements

                                                                          Page
                                                                          ----

Financial Statements:

    Independent Auditors' Report.......................................    F-2

    Consolidated Balance Sheets at December 31, 1995 and 1996 and
     June 30, 1997 (unaudited).........................................    F-3

    Consolidated Statements of Income for the years ended December
     31, 1994, 1995 and 1996 and the Six Months Ended June 30, 1996
     and 1997 (unaudited)..............................................    F-4

    Consolidated Statements of Stockholders' Equity for the years ended December 31, 1994, 1995 and 1996 and the six months ended
     June 30, 1997 (unaudited)........................................     F-5

    Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 and the six months ended
     June 30, 1996 and 1997 (unaudited)...............................     F-6

    Notes to Consolidated Financial Statements........................     F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  OAO Technology Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of OAO Technology Solutions, Inc. and subsidiaries, as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OAO Technology Solutions, Inc. and subsidiaries, as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Washington, D.C.
May 5, 1997, except for Note 16, as to which the date is July 31, 1997

                         OAO TECHNOLOGY SOLUTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                        DECEMBER 31
                                                                                    --------------------
                                                                                                           JUNE 30,
ASSETS                                                                                1995       1996        1997
                                                                                    ---------  ---------  ----------
                                                                                                          (UNAUDITED)
CURRENT ASSETS:
  Cash............................................................................  $       9  $     876  $     390

Accounts receivable:
   Contracts:
    Billed........................................................................      1,874      5,031      9,892
    Unbilled......................................................................        157      4,831      6,267
                                                                                    ---------  ---------  ---------
                                                                                        2,031      9,862     16,159
                                                                                    ---------  ---------  ---------
Deferred income taxes.............................................................        441        352        250
Other current assets..............................................................         37        330        689
                                                                                    ---------  ---------  ---------
    Total current assets..........................................................      2,518     11,420     17,488

PROPERTY AND EQUIPMENT--Net.......................................................        659      1,384      2,586

DUE FROM OAO CORPORATION..........................................................      2,624     --         --

DEPOSITS AND OTHER ASSETS.........................................................     --             24        131
                                                                                    ---------  ---------  ---------
                                                                                    $   5,801  $  12,828  $  20,205
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Bank line of credit.............................................................  $  --      $  --      $   4,000
  Accounts payable................................................................        533      1,759      2,081
  Income taxes payable............................................................     --            141        541
  Accrued expenses................................................................      2,606      3,681      4,941
  Unearned revenue................................................................        757        931        919
  Current maturities of long-term debt............................................         68        190        501
                                                                                    ---------  ---------  ---------
    Total current liabilities.....................................................      3,964      6,702     12,983

LONG-TERM DEBT....................................................................        183        286        150

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY: Common stock, par value $.01 per share, authorized,
  10,000,000 shares in 1996 (20,000,000 at June 30, 1997-- unaudited); issued and outstanding, 10,000,000 shares in 1996 (10,000,583 at June 30,
  1997--unaudited)                                                                     --            100        100
Additional paid-in capital........................................................     --          4,950      4,950
Retained earnings.................................................................      1,654        790      2,022
                                                                                    ---------  ---------  ---------
    Total stockholders' equity....................................................      1,654      5,840      7,072
                                                                                    ---------  ---------  ---------
                                                                                    $   5,801  $  12,828  $  20,205
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

                See notes to consolidated financial statements.

                         OAO TECHNOLOGY SOLUTIONS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                                                           SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                  JUNE 30,
                                                -----------------------------------  ----------------------------
                                                  1994       1995         1996           1996           1997
                                                ---------  ---------  -------------  -------------  -------------
                                                                                             (UNAUDITED)
REVENUES......................................  $  22,472  $  38,229  $      57,891  $      24,321  $      39,338

DIRECT COSTS..................................     16,503     28,548         43,896         18,170         30,773
                                                ---------  ---------  -------------  -------------  -------------
GROSS PROFIT..................................      5,969      9,681         13,995          6,151          8,565

SELLING, GENERAL AND ADMINISTRATIVE...........      4,743      7,338         10,824          4,874          6,315
                                                ---------  ---------  -------------  -------------  -------------
INCOME FROM OPERATIONS........................      1,226      2,343          3,171          1,277          2,250

INTEREST EXPENSE..............................         61        115             46             30             87
                                                ---------  ---------  -------------  -------------  -------------
INCOME BEFORE INCOME TAXES....................      1,165      2,228          3,125          1,247          2,163

PROVISION FOR INCOME TAXES....................        466      1,139          1,315            522            931
                                                ---------  ---------  -------------  -------------  -------------
NET INCOME....................................  $     699  $   1,089  $       1,810  $         725  $       1,232
                                                ---------  ---------  -------------  -------------  -------------
PRO FORMA NET INCOME PER COMMON AND COMMON
  SHARE EQUIVALENTS (Note 2)..................                        $        .17   $         .07  $         .12
                                                                      -------------  -------------  -------------

PRO FORMA WEIGHTED AVERAGE NUMBER
  OF COMMON AND COMMON SHARE EQUIVALENTS
  OUTSTANDING (Note 2)........................                          10,421,880      10,421,880     10,414,410
                                                                     -------------  -------------  -------------

                See notes to consolidated financial statements.

                         OAO TECHNOLOGY SOLUTIONS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996 AND
                   SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)
                       (DOLLARS AND SHARES IN THOUSANDS)

                                                                        COMMON STOCK
                                                                                           ADDITIONAL                 TOTAL
                                                                                             PAID-IN    RETAINED   STOCKHOLDERS'
                                                                    SHARES      AMOUNT       CAPITAL    EARNINGS      EQUITY
                                                                   ---------  -----------  -----------  ---------  ------------
BALANCE, JANUARY 1, 1994.........................................     --       $  --        $  --       $     257   $      257
Distribution to OAO Corporation..................................     --          --           --            (391)        (391)
Net income.......................................................     --          --           --             699          699
                                                                   ---------       -----   -----------  ---------  ------------
BALANCE, DECEMBER 31, 1994.......................................     --          --           --             565          565
Net income.......................................................     --          --           --           1,089        1,089
                                                                   ---------       -----   -----------  ---------  ------------
BALANCE, DECEMBER 31, 1995.......................................     --          --           --           1,654        1,654
Net income.......................................................     --          --           --           1,810        1,810
Sale of common stock.............................................      5,000          50       4,950          --          --
Merger of subsidiary of OAO Corporation..........................      5,000          50       --          (2,674)      (2,624)
                                                                   ---------       -----   -----------  ---------  ------------
BALANCE, DECEMBER 31, 1996.......................................     10,000         100        4,950         790        5,840
Exercise of stock options (unaudited)............................          1      --           --          --           --
Net income (unaudited)...........................................     --          --           --           1,232        1,232
                                                                   ---------       -----   -----------  ---------  ------------
BALANCE, JUNE 30, 1997 (Unaudited)...............................     10,001   $     100    $   4,950   $   2,022   $    7,072
                                                                   ---------       -----   -----------  ---------  ------------
                                                                   ---------       -----   -----------  ---------  ------------

                See notes to consolidated financial statements.

                         OAO TECHNOLOGY SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                                       SIX MONTHS ENDED
                                                                        YEAR ENDED DECEMBER 31,            JUNE 30,
                                                                    -------------------------------  --------------------
                                                                      1994       1995       1996       1996       1997
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:.............................  $     699      1,089  $   1,810  $     725  $   1,232
Net income
Adjustments to reconcile net income to cash flows (used in)
  provided by operating activities:
  Depreciation and amortization...................................         19         21        245         50        210
  Deferred income taxes...........................................     --             14         89        441        102
Changes in assets and liabilities:
  Accounts receivable.............................................     (1,257)    (1,198)    (7,831)    (4,793)    (6,297)
  Other current assets............................................        (27)       (37)      (293)        (5)      (359)
  Due from OAO Corporation........................................       (738)    (1,982)    --         --         --
  Deposits and other assets.......................................       (138)    --            (24)    --           (107)
  Accounts payable................................................        138        393        331       (246)       322
  Accrued expenses................................................      1,128      1,349      1,970        (97)     1,260
  Unearned revenue................................................        213        702        174        (30)       (12)
  Income taxes payable............................................     --         --            141     --            400
                                                                    ---------  ---------  ---------  ---------  ---------
    Net cash (used in) provided by operating activities...........         37        351     (3,388)    (3,955)    (3,249)
                                                                    ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property and equipment and software............        (51)      (580)      (970)      (298)    (1,412)
                                                                    ---------  ---------  ---------  ---------  ---------
    Net cash used in investing activities.........................        (51)      (580)      (970)      (298)    (1,412)
                                                                    ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of stock.....................................     --         --          5,000      5,000     --
  Payments on long-term debt......................................     --            (13)       (57)       (46)    --
  Borrowings on long-term debt....................................         13        250        282        192        175
  Borrowing on line of credit.....................................     --         --         --         --          4,000
                                                                    ---------  ---------  ---------  ---------  ---------
    Net cash provided by financing activities.....................         13        237      5,225      5,146      4,175
                                                                    ---------  ---------  ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH...................................         (1)         8        867        893       (486)
CASH, BEGINNING OF PERIOD.........................................          2          1          9          9        876
                                                                    ---------  ---------  ---------  ---------  ---------
CASH, END OF PERIOD...............................................  $       1  $       9  $     876  $     902  $     390
                                                                    ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL INFORMATION:
  Cash payments for interest......................................  $  --      $     116  $      45  $      30  $      87
                                                                    ---------  ---------  ---------  ---------  ---------
  Cash payments for income taxes..................................  $  --      $  --      $   1,085  $  --      $     535
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------

                See notes to consolidated financial statements.

                         OAO TECHNOLOGY SOLUTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996 AND
              SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED)
             (Dollars in Thousands, Except Share and Per Share Data)

1. DESCRIPTION OF COMPANY AND CORPORATE ORGANIZATION

    OAO Technology Solutions, Inc. (the Company) through its wholly owned subsidiaries provides a wide range of outsourced information technology solutions and professional services, including the operation of large-scale data center complexes and networks, distributed systems management, staffing services and other information technology services.

    In March 1996, OAO Technology Solutions, Inc. was formed and incorporated in the state of Delaware by shareholders of OAO Corporation (OAO). As a result, on March 26, 1996, OAO transferred 100% of the stock held in each of its wholly owned subsidiaries, OAO Canada, Ltd., and OAO Systems, Inc., to its wholly owned subsidiary, OAO Commercial Systems Corporation (CSG). CSG was formed in January 1993, as an operating division of OAO and separately incorporated in September 1995.

    On March 26, 1996, OAO assigned to CSG all of its rights and interest in certain contracts for which CSG was responsible in fulfilling the scope of work required. CSG also assumed all of the liabilities and obligations associated with the assigned contracts. In addition, on March 26, 1996, the Board of Directors agreed to distribute the stock in CSG held by OAO to shareholders of OAO. Immediately following the spin-off of CSG, the net liabilities and operations of CSG were merged into OAO Technology Solutions, Inc.

    Subsequently, on April 8, 1996, Safeguard Scientifics, Inc., invested $5,000 in the Company in exchange for 5,000,000 shares of common stock, which represented 50% of the common stock outstanding as of that date.


    The accompanying financial statements reflect the Company's operations since its formation as a division of OAO. Prior to the spin-off and recapitalization as a new company on March 26, 1996, the Company's financial statements include allocations of indirect costs of OAO, primarily rent and administrative costs, of approximately $2,173 and $484 for the years ended December 31, 1995 and 1996, respectively. These allocations have been based on the relative sales and labor costs of the Company as compared to the total sales and labor costs of OAO and its subsidiaries. Such allocations were consistent with that required by the Defense Contract Audit Agency in connection with the administration of OAO's U.S. government contracts and are considered reasonable by management. In connection with the spin-off and subsequent investment by Safeguard, certain obligations to CSG from OAO as of March 26, 1996, in the amount of $2,600 were forgiven by the Company. This transaction has been reflected in the accompanying financial statements as a reduction of stockholders equity at the date of the spin-off.



    Subsequent to the spin-off in 1996, the Company was charged administrative fees by OAO of approximately $600 through September 30, 1996 for administration of the accounting and human resource functions. Such charges were negotiated with OAO based on the charges for such services under the allocation methodology prior to the spin-off and are considered reasonable by management.

    The Company has entered into an administrative services agreement with Safeguard, which provides for payment of a maximum fee of 1% of gross revenues per year, not to exceed $125 for the six months ended September 30, 1996, and $500 per year thereafter. The Company charged $250 to operations for the year ended December 31, 1996, and $250 (unaudited) for the six months ended June 30, 1997 in connection with this agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Principles of Consolidation--The accompanying consolidated financial statements include the accounts of OAO Technology Solutions, Inc. (including CSG prior to March 26, 1996) and its wholly owned subsidiaries (the Company): OAO Systems, Inc., OAO Canada, Ltd., Canadian Network Resources, Ltd., Canadian Resources Management, Ltd, OAO France, and OAO Mexico. All accounts of the non-U.S. subsidiaries have been translated into U.S. dollars and included in the consolidated financial statements.


    The Company's initial year of operations began in 1993 as a division of OAO Corporation. In March 1996, the Company was incorporated and was spun off from OAO Corporation in April 1996. As these were entities under common control, the merger was accounted for similar to that of a pooling-of-interests and as a result, the financial statements of the Company have been presented at historical cost since its inception in 1993.


    All intercompany accounts and transactions have been eliminated.

    Revenue Recognition--The Company provides services under contracts, primarily to large commercial customers. Revenues under fixed-price contracts are recognized on the basis of the estimated percentage of completion of services rendered. Revenues under time-and-materials contracts are recorded at the contracted rates as the labor hours and other direct costs are incurred. Anticipated losses on all contracts are recognized as soon as they become known. Unbilled receivables include certain costs and a portion of the fee and expected profit, which is billable upon completion of the contracts or the completion of certain tasks under terms of the contracts. At December 31, 1996, unbilled receivables are net of a reserve for uncollectible accounts of $400,000.

    Cash and Cash Equivalents--The Company considers all highly liquid temporary investments including those with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of interest bearing accounts.

    Depreciation and Amortization--Property and equipment is recorded at cost. The cost of furniture and computer and office equipment is depreciated from the date of installation using the straight-line method over the estimated useful lives of the various classes of property, which range from three to seven years. The cost of software is amortized using the straight-line method over three years.

    Software Development Costs--Software development costs incurred for products to be used internally are capitalized and are amortized on a straight line basis over three years. Capitalized software costs are included in property and equipment in the accompanying consolidated balance sheet. Amortization of these costs will commence upon completion of the software.

    Income Taxes--The provision for income taxes includes Federal and state income taxes currently payable plus the net change during the year in the deferred tax liability or asset. The current or deferred tax consequences of all events that have been recognized in the financial statements are measured based on provisions of enacted tax law to determine the amount of taxes payable or refundable in future periods.

    Net Income Per Share--Net income per common and common share equivalents at the effective date of the Registration Statement will be computed based upon the weighted average number of common and common share equivalents outstanding during the period. Common share equivalents consist of stock options calculated using the treasury stock method. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and options to purchase common stock issued subsequent to August 1, 1996, at prices below the assumed initial public offering price will be included as outstanding for all periods presented, using the treasury stock method at the assumed initial public offering price of $5 per share.

    Calculation of pro forma net income per share and weighted average number of common and common share equivalents outstanding for the year ended December 31, 1996, and the six months ended June 30, 1996, is on a pro forma basis based upon operations for the period, assuming the incorporation and spin-out and the issuance of the common stock all took place on January 1, 1996.

    Currency Translation--The assets and liabilities of the Company's foreign subsidiaries whose functional currency is other than the U.S. Dollar are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the weighted average exchange rate during the period. The net effect of such translation gains and losses are not included in determining net income but are accumulated if significant, as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in determining net income.

    Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Concentration of Risk--The Company's largest customer accounted for approximately 95%, 89%, and 82% of total revenues for the years ended December 31, 1994, 1995, and 1996, respectively. In addition, one other customer accounted for approximately 11% of total revenues for the year ended December 31, 1996.

    Financial instruments that potentially subject the Company to concentration of credit risk principally consist of accounts receivable. The Company's largest customer accounted for approximately 65% and 76% of accounts receivable as of December 31, 1995 and 1996, respectively. In addition, other customers with balances in excess of 10% accounted for approximately 33% and 19% of accounts receivable as of December 31, 1995 and 1996, respectively. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support customer receivables. Losses on uncollectible accounts have consistently been within management's expectations and have historically been minimal.

    Interim Financial Information--The interim financial statements and related notes as of June 30, 1997, and for the six-month periods ended June 30, 1996 and 1997, is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

    Stock-Based Compensation--In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). However, the

Company has not adopted the recognition and measurement provisions of SFAS No. 123 and therefore provides only the applicable disclosures.

3. PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 1995 and 1996, consisted of:

                                                                                                     1995       1996
                                                                                                   ---------  ---------
Furniture and equipment..........................................................................  $     304  $     820
Leasehold improvements...........................................................................          9         47
Leased equipment.................................................................................        365        578
Capitalized software.............................................................................        207        430
                                                                                                    ---------  ---------
                                                                                                         885      1,875
Less accumulated depreciation and amortization...................................................       (226)      (491)
                                                                                                    ---------  ---------
                                                                                                   $     659  $   1,384

    The Company leases furniture, equipment and automobiles under capital leases. The capitalized costs and related accumulated amortization, included in the amounts above, at December 31, 1995 and 1996, are:

                                                                                                      1995       1996
                                                                                                    ---------  ---------
Furniture, equipment, and automobiles.............................................................  $     365  $     578
Less accumulated amortization.....................................................................        (90)      (172)
                                                                                                    ---------  ---------
                                                                                                    $     275  $     406
                                                                                                    ---------  ---------

4. ACCRUED EXPENSES

    Accrued expenses at December 31, 1995 and 1996, consisted of:

                                                                                                   1995       1996
                                                                                                 ---------  ---------
Accrued salaries, bonuses, and other employee benefits.........................................  $   1,731  $   2,222
Payroll taxes and amounts withheld from employees..............................................        562        746
Other..........................................................................................        313        713
                                                                                                    ---------  ---------
                                                                                                 $   2,606  $   3,681
                                                                                                    ---------  ---------

5. UNEARNED REVENUE

    Unearned revenue at December 31, 1995 and 1996, represents prepayment for purchases of services that had not been rendered as of the respective dates.

6. CREDIT AGREEMENT (UNAUDITED)

    In March 1997, the Company entered into a $5,000 revolving credit agreement with CoreStates Bank that was increased to $7,500 (unaudited) in July 1997. The agreement, which matures on May 31,

1999, provides for a commitment fee of .375% on the unused portion and interest at the prime rate and/or, at the Company's option, at the bank's overnight base rate plus 2% or LIBOR plus 2%. Borrowings under the agreement are limited to a percentage of eligible billed receivables not greater than 90 days old. The agreement also requires the maintenance of certain financial covenants and prohibits the payment of dividends.

7. LONG-TERM DEBT

    Long-term debt consists of the following at December 31, 1995 and 1996:

                                                                                                      1995       1996
                                                                                                    ---------  ---------
Capitalized lease obligations bearing interest at 7.10% to 9.50%, aggregate monthly payments
  averaging $17...................................................................................  $     251  $     476
Less current portion..............................................................................         68        190
                                                                                                    ---------  ---------
Long-term portion.................................................................................  $     183  $     286
                                                                                                    ---------  ---------

    Maturities under the financing arrangements and long-term debt are summarized below:

YEAR ENDING                                               CAPITAL
DECEMBER 31,                                               LEASES
-----------------------------------------------------  -----------

1997........................................             $ 202
1998........................................               178
1999........................................                72
2000........................................                39
2001........................................                25
                                                           516
Less amounts representing interest................         (40)
                                                       -----------
Total.............................................       $ 476
                                                       -----------

8. STOCKHOLDERS' EQUITY

    In 1996, the Company adopted the 1996 Equity Compensation Plan (the Plan) under which the Company is authorized to grant stock options to employees, officers, directors, and consultants. The Plan provides for the issuance of up to 1,500,000 shares of common stock pursuant to the grant of incentive stock options, nonqualified stock options, stock appreciation rights, and restricted stock awards. Generally, these options vest ratably over a four-year period and expire ten years after the date of the grant and are granted at the estimated fair market value at the date of grant.

    Option activity under the Company's plan for the year ended December 31, 1996, is summarized as follows:


                                                                                                        WEIGHTED-
                                                                                          EXERCISE       AVERAGE
                                                                                           PRICE        EXERCISE
                                                                             SHARES      PER SHARE        PRICE
                                                                           ----------  --------------  -----------
Outstanding, January 1, 1996.............................................      --
Options granted..........................................................   1,133,333  $  2.00--$2.40   $    2.02
Options canceled.........................................................     (16,667) $         2.00   $    2.00
                                                                           ----------
Outstanding, December 31, 1996...........................................   1,116,666  $  2.00--$2.40   $    2.02
Options granted (unaudited)..............................................     349,167  $  2.40--$5.10   $    4.70
Options canceled (unaudited).............................................     (89,375) $         2.00   $    2.00
Options exercised (unaudited)............................................        (583) $         2.00   $    2.00
                                                                           ----------
Outstanding, June 30, 1997 (unaudited)...................................   1,375,875  $  2.00--$5.10   $    2.70
Options exercisable, December 31, 1996...................................     102,020  $         2.00   $    2.00
                                                                           ----------
Shares available for future grant, December 31, 1996.....................     383,333
                                                                           ----------



  As permitted under SFAS No. 123, the Company continues to account for its employee stock-based compensation plans and options granted under APB No. 25. No compensation expense has been recognized in connection with options, as all options have been granted with an exercise price equal to the fair value of the Company's common stock on the date of grant. Accordingly, the Company has provided below the additional disclosures specified in SFAS No. 123 for 1996. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.93% to 6.26%, expected life of 6 years, expected volatility of zero and dividend rate of zero percent. Using these assumptions, the fair value of the stock options granted in 1996 on a per-share weighted average value was $1.02, which would be amortized as compensation expense over the vesting period of the options. Had compensation expense been determined consistent with SFAS No. 123 utilizing the assumptions detailed above, the Company's net income and income per share for the year ended December 31, 1996, would have been reduced to the following pro forma amounts:


Net income:
As reported....................................  $   1,810
Pro forma......................................  $   1,647
Net income per share:
As reported....................................  $     .17
Pro forma......................................  $     .16


    The resulting pro forma compensation cost may not be representative of that expected in future years.

9. INCOME TAXES

    The Company's provision for income taxes for the years ended December 31, 1994, 1995 and 1996, consisted of the following:

                                                                                           1994       1995       1996
                                                                                         ---------  ---------  ---------
Current--Federal.......................................................................  $     737  $     921  $   1,006
-State.................................................................................        184        204        220
                                                                                         ---------  ---------  ---------
                                                                                               921      1,125      1,226
                                                                                         ---------  ---------  ---------
Deferred--Federal......................................................................       (372)        11         68
-State.................................................................................        (83)         3         21
                                                                                         ---------  ---------  ---------
                                                                                              (455)        14         89
                                                                                         ---------  ---------  ---------
                                                                                         $     466  $   1,139  $   1,315
                                                                                         ---------  ---------  ---------
                                                                                         ---------  ---------  ---------

    The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate as follows:

                                                                                                1994       1995       1996
                                                                                              ---------  ---------  ---------
Expected statutory amount...................................................................       34.0%      34.0%      34.0%
Nondeductible expenses......................................................................        1.4        2.0        2.0
Losses of foreign subsidiaries..............................................................     --           10.5     --
State income taxes, net of federal benefit..................................................        4.6        4.6        4.6
                                                                                              ---------  ---------  ---------
Other.......................................................................................     --         --            1.5
Effective Rate..............................................................................       40.0%      51.1%      42.1%
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

    The tax effect of significant temporary differences that comprise the deferred tax assets and liabilities at December 31, 1995 and 1996, are as follows:

                                                                                                     1995       1996
                                                                                                   ---------  ---------
Deferred tax assets:
Accrued employee benefits........................................................................  $     441  $     102
Losses of foreign subsidiaries...................................................................        748        906
                                                                                                   ---------  ---------
Subtotal.........................................................................................      1,189      1,008
Less valuation allowance.........................................................................       (748)      (656)
                                                                                                   ---------  ---------
Total deferred tax assets........................................................................        441        352
Deferred tax liabilities.........................................................................     --         --
                                                                                                   ---------  ---------
Net deferred tax assets..........................................................................  $     441  $     352
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

    A valuation allowance has been provided to reduce the deferred tax assets to a level that more likely than not, under the requirements of SFAS 109, will be realized.

    At December 31, 1996, the Canadian subsidiaries have net operating loss carryforwards available to offset future taxable income generated by these subsidiaries of approximately $1,930. These carryforwards expire in 2003.

10. EMPLOYEE BENEFIT PLANS

    In 1996, the Company approved the temporary adoption of the OAO Corporation Employee Savings Plan (the 401(k) Plan) as the employee savings plan. Effective September 30, 1996, the Company established a separate 401(k) Plan, the OAO International Corporation Employee Savings Plan, and completed the rollover of assets held under the OAO Corporation Employee Savings Plan to the new plan. The 401(k) Plan covers substantially all of the Company's U.S. employees. Participants may contribute to the Plan an amount between 1% and 15% of their total annual compensation. The Company makes matching contributions of 20% of each participant's contributions up to 10%. Company matching contributions amounted to $201 in 1996.

11. COMMITMENTS

    The Company has entered into long-term lease agreements for office space and equipment. The minimum fixed rental commitments related to all noncancelable operating leases are approximately as follows:

YEAR ENDING
DECEMBER 31,                              AMOUNT
------------                            ---------

1997.........................             $413
1998.........................              345
1999.........................              290
2000.........................              290
2001.........................              261
Thereafter...................              411
                                          ------
                                          $2,010
                                          ------

    A number of these leases have escalation clauses for increases in real estate taxes, operating costs, and inflation and provide various renewal options up to five years. Rent expense for the years ended December 31, 1994, 1995, and 1996, approximated $118, $355, and $421, respectively.

12. GEOGRAPHIC AREA INFORMATION

    The Company generated substantially all of its revenues in the United States and Canada during the three years ended December 31, 1996. The following represents a summary of information by geographic area:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1994       1995       1996
                                                                                   ---------  ---------  ---------
Net revenues:
United States....................................................................  $  22,472  $  36,147  $  51,000
Canada...........................................................................     --          2,082      6,891
Eliminations and other consolidated..............................................     --         --         --
                                                                                   ---------  ---------  ---------
                                                                                   $  22,472  $  38,229  $  57,891
                                                                                   ---------  ---------  ---------
Income (loss) before taxes:
United States....................................................................  $   1,165  $   2,848  $   5,682
Canada...........................................................................     --           (620)       228
Eliminations and other consolidated..............................................     --         --         (2,785)
                                                                                   ---------  ---------  ---------
                                                                                   $   1,165  $   2,228  $   3,125
                                                                                   ---------  ---------  ---------
Identifiable assets:
United States....................................................................             $   5,948  $  12,733
Canada...........................................................................                   603      2,473
Eliminations and other consolidated..............................................                  (750)    (2,378)
                                                                                               ---------  ---------
                                                                                              $   5,801  $  12,828
                                                                                               ---------  ---------

    Sales between geographic areas are not material. Costs related to business development in international locations other than Canada of approximately $3,100 have been included in "Eliminations and other consolidated." Prior to 1996, costs incurred in this area were not significant. Identifiable assets are those assets used in the operations in each geographic area.

13. RELATED PARTY TRANSACTIONS

    The Company and OAO Services, Inc. (Services), a subsidiary of OAO, are related parties as a common group of shareholders hold a substantial ownership interest in both companies. During 1996, the Company entered into several contracts with Services to serve as a subcontractor. Total revenues recorded under these contracts amounted to $1,557 for the year ended December 31, 1996. At December 31, 1996, the Company has $764 and $297 of billed and unbilled receivables, respectively, which are due from Services.

    At the date of its investment in the Company, April 8, 1996 (Note 1), Safeguard paid $5,000 to Services, in return for a grant by Services to the Company of an option to purchase at anytime through April 8, 2000, all of the shares of common stock of Services at an exercise price based on revenues and earnings levels of Services for the 12 months prior to the date of exercise.

14. EARNINGS PER SHARE

    In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (EPS) which simplifies the standards for computing EPS previously found in APB Opinion No. 15 and makes them comparable to international EPS standards. The Statement is effective for financial statements issued for periods ending after December 15, 1997. Had the following statement been effective for the year ended December 31, 1996 and the six months ended June 30, 1997, income per share would have been presented as follows:

                                                                                  YEAR ENDED        SIX MONTHS ENDED
                                                                               DECEMBER 31, 1996      JUNE 30, 1997
                                                                              -------------------  -------------------
Income per common share.....................................................       $    0.23            $    0.15
                                                                              -------------------  -------------------
Income per common share--assuming dilution..................................       $    0.17            $    0.12
                                                                              -------------------  -------------------

15. CONTINGENCIES

    The Company is involved in various litigation arising in the normal course of business. In management's opinion, the Company's ultimate liability or loss, if any, resulting from this litigation will not have a material adverse effect on the accompanying financial statements.

16. SUBSEQUENT EVENTS

RECAPITALIZATION

    On July 31, 1997, the Board of Directors approved an increase in the number of authorized shares of common stock to 20 million shares, a par value of $.01 per share, and a split of all shares of common stock at a ratio of 1.6667 to one. All share amounts have been restated to give effect to the July 31, 1997 stock split. In addition, the Board authorized the issuance of 10 million shares of preferred stock; however, no shares have been issued.

RELATED PARTY TRANSACTIONS

    Pursuant to the terms of an agreement dated July 11, 1997, the Services' option (Note 13) was canceled in consideration of the right by the Company and Safeguard to receive certain future payments in the event of any sale of OAO and Services or any public offering by OAO which occurs prior to April 8, 2000. In each instance, the minimum amount to be received by the Company would be $500 with the potential for a higher amount based on the value of the transaction.

                                  * * * * * *

                                 [PHOTO]

                     Three photographs of employees surround the
                 following text: "Our Success is Measured By the Success
[PHOTO]          of Our Customers". The Company's logo appears below    [PHOTO]
                 the photographs.

--------------------------------------     -----------------------------------
--------------------------------------     -----------------------------------

No dealer, salesperson or other
person has been authorized to
give any information or to make
any representations other than
those contained in this                               6,720,000 Shares
Prospectus in connection with                      (and Rights to acquire
the offering made hereby, and,                up to 6,400,000 of such shares)
if given or made, such
information or representations
must not be relied upon as
having been authorized by the
Company or any underwriters.
This Prospectus does not
constitute an offer to sell, or
a solicitation of an offer to
buy, any security other than the                OAO Technology Solutions, Inc.
securities covered by this                                  [LOGO]
Prospectus, nor does it
constitute an offer or
solicitation by anyone in any
jurisdiction in which such offer
or solicitation is not
authorized, or in which the
person making such an offer or
solicitation is not qualified to
do so or to any person to whom
it is unlawful to make such an
offer or solicitation. Neither
the delivery of this Prospectus
nor any sale made hereunder
shall, under any circumstances,
create any implication that
there has been no change in the
affairs of the Company since the                            Common Stock
dates as of which information is
furnished or the date hereof.

    ---------------------

      TABLE OF CONTENTS                                       ----------
                                                              PROSPECTUS
                                Page                        ----------
                                ----
Prospectus Summary..............  3
Risk Factors....................  8
The Offering.................... 14
Federal Income Tax                                Wheat First Butcher Singer
 Consequences................... 17
Use of Proceeds................. 19               Janney Montgomery Scott Inc.
Dividend Policy................. 19
Capitalization.................. 20
Dilution........................ 21
Selected Consolidated
 Financial Data................. 22
Management's Discussion and
 Analysis of Financial
 Condition and Results of
  Operations.................... 23                                   , 1997
Business........................ 36
Management...................... 39
Certain Transactions............ 47
Principal and Selling
 Stockholders................... 48
Description of Capital Stock.... 50
Shares Eligible for
 Future Sale.................... 50
Underwriting.................... 53
Legal Matters................... 54
Experts......................... 54
Additional Information.......... 55
Index to Consolidated
 Financial Statements.........     F-1

Until           , 1997 (25 days
after the date hereof), all
dealers effecting transactions
in the Common Stock, whether or
not participating in this
distribution, may be required to
deliver a   Prospectus.  This
delivery requirement is in
addition to the obligation of
dealers to deliver a Prospectus
when acting as underwriters and
with respect to unsold
allotments or subscriptions.

--------------------------------------     -----------------------------------
--------------------------------------     -----------------------------------

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

    The expenses (other than underwriting discounts and commissions and underwriters' non-accountable expense allowance) payable in connection with this offering of the rights and the sale of the Common Stock offered hereby are as follows:

Securities and Exchange Commission registration fee....................$12,690
NASD filing fee.........................................................$4,180
Nasdaq filing fee......................................................$50,000
Printing and engraving expenses.......................................$160,000
Legal fees and expenses...............................................$175,000
Accounting fees and expenses..........................................$175,000
Blue Sky fees and expenses (including legal fees)......................$25,000
Transfer agent and rights agent and registrar fees and expenses........$25,000
Miscellaneous.........................................................$173,130
Total.................................................................$800,000

Item 14.  Indemnification of Directors and Officers

         The Registrant's Certificate of Incorporation permits indemnification to the fullest extent permitted by Delaware law. The Registrant's By-laws require the Registrant to indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant shall also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Such indemnification is mandatory under the Registrant's By-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant expects to obtain a directors and officers liability insurance policy prior to the effective date of this Registration Statement.

    The Standby Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Act. Reference is made to Section 8 of the form of Standby Underwriting Agreement which will be filed by amendment as Exhibit
1.1 hereto.

Item 15.  Recent Sales of Unregistered Securities

    In the three years preceding the filing of this registration statement, the Registrant has issued the following securities that were not registered under the Act:

    On March 26, 1996, the Registrant issued 4,250,000 shares of Common Stock in connection with its spin-off from OAO Corporation to stockholders of OAO Corporation.



    On March 26, 1996, the Registrant issued 750,000 shares of Common Stock to William Hill. The shares represented equity earned by Mr. Hill under an employment agreement with OAO Corporation in 1993 and 1994. This issuance was made under an exemption from registration provided under Section 4(2) of the Act.



    On April 8, 1996, the Registrant sold 5,000,000 shares of Common Stock to Safeguard Scientifics (Delaware), Inc. at a price of $1.00 per share. All of such sales were made under the exemption from registration provided under
Section 4(2) of the Act.



    Pursuant to the Registrant's 1996 Equity Compensation Plan, the Registrant has granted options to purchase a total of 1,375,875 shares of Common Stock to its employees and certain other persons during the past three fiscal years at a weighted average exercise price of $2.70 per share. 1,012,822 stock options were granted on August 7, 1996 with an exercise price
of $2.00 per share.   The Registrant granted 98,338 stock options between
December 18, 1996 and February 27, 1997 with an exercise price of $2.40 per share. 379,704 stock options were granted between June 30, 1997 and August 1, 1997 with an exercise price of $5.10 per share. For a more detailed description of this Plan, see "Management--Equity Compensation Plan" in this registration statement. In 1997, the Company sold 583 shares of its Common Stock to two employees at $2.00 per share, pursuant to the exercise of vested options. In granting the options and selling the underlying securities upon exercise of the options, the Company is relying upon exemptions from registration set forth in Section 4(2) of, and Rule 701 promulgated under, the Act.


Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits:


Exhibit
Number     Description                                                Page No.
-------    -----------                                                --------

 1.1       Form of Standby Underwriting Agreement.*
 3.1       Amended and  Restated Certificate of Incorporation of
            the Company.**
 3.2       Amended and Restated By-laws of the Company.**
 5.1       Opinion of Morgan, Lewis & Bockius LLP.*
 8.1       Opinion of Morgan, Lewis & Bockius LLP regarding tax
            matters.*
10.1       Conformed form of Vendor Agreement between the Company
            and Integrated Systems Solutions Corporation, as amended.**

10.2       Basic Order Agreement between Digital Equipment Corporation and OAO Canada Limited/OAO Technology Solutions, Inc.*+

10.3       Amended and Restated OAO Technology Solutions, Inc. 1996
            Equity Compensation Plan.*
10.4       Employment Agreement between William R. Hill and the Company, dated as of April 1, 1996.**
11.1       Statement Regarding Computation of Earnings Per Share.**
21.1       Subsidiaries of the Registrant.**

23.1       Consent of Deloitte & Touche LLP.*

23.2       Consent of Morgan, Lewis & Bockius LLP (to be included in
            Exhibit 5.1).*
23.3       Consent of Morgan, Lewis & Bockius LLP (to be included in
            Exhibit 8.1).*
24.1       Power of Attorney (included on signature page).**

27.1       Financial Data Schedule.**

------------------------------
 * Filed herewith.


** Previously filed.


 + Confidential Treatment Requested. The entire agreement has been filed separately with the Securities and Exchange Commission.

(b)  Financial Statement Schedules


 SCHEDULE II-- Valuation and Qualifying Accounts


Item 17.  Undertakings.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

         (iv) To reflect the results of this offering.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the standby underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                      SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenbelt, Maryland on October 6, 1997.


                                       OAO TECHNOLOGY SOLUTIONS, INC.

                                       By:   /s/ William R. Hill
                                           ---------------------------
                                            William R. Hill
                                            Chief Executive Officer
                                             and President


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signatures                  Title (s)                              Date
----------                  ---------                              ----

/s/ William R. Hill
------------------------    Chief Executive Officer,           October 6, 1997
William R. Hill              President and Director
                             (Principal Executive Officer)


/s/ Samuel Horgan
-----------------------     Chief Financial Officer            October 6, 1997
Samuel Horgan                and Treasurer (Principal
                             Financial and Accounting
                             Officer)

/s/  *
-----------------------     Chairman of the Board of           October 6, 1997
Jerry Johnson                Directors


/s/  *
-----------------------     Director                           October 6, 1997
Cecile D. Barker


/s/  *
-----------------------     Director                           October 6, 1997
Frank B Foster III


/s/  *
-----------------------     Director                           October 6, 1997
Thomas C. Lynch


*By:   /s/ Samuel Horgan
    -----------------------
      Samuel Horgan as
      Attorney-in-Fact

                                                                Schedule II


                            OAO Technology Solutions, Inc.
                          Valuation and Qualifying Accounts


                                                                  ADDITIONS
                                                           ------------------------
                                                               (1)          (2)
                                             BALANCE AT    CHARGES TO    CHARGES TO                 BALANCE
                                            BEGINNING OF    COSTS &        OTHER                     AT END
                                               PERIOD       EXPENSES      ACCOUNTS(B)    DEDUCTIONS    OF PERIOD
                                            ------------   ----------    ------------   ----------    ---------
Allowance for
uncollectible accounts (A)

  Year ended December 31, 1994                      -            -             -            -            -

  Year ended December 31, 1995                      -            -             -            -            -

  Year ended December 31, 1996                      -            -         400,000          -        400,000

  Six months ended June 30, 1997 (unaudited)    400,000          -          90,000          -        490,000


(A) Reflected on the Balance Sheet as a reduction of Accounts Receivable, Unbilled.
(B) Provided through a reduction of revenue.

                                EXHIBIT INDEX


Exhibit
Number    Description                                                  Page No.
-------   -----------                                                  --------
 1.1      Form of Standby Underwriting Agreement.*
 3.1 Amended and Restated Certificate of Incorporation of the Company.**
 3.2      Amended and Restated By-laws of the Company.**
 5.1      Opinion of Morgan, Lewis & Bockius LLP.*
 8.1 Opinion of Morgan, Lewis & Bockius LLP regarding tax matters.*
10.1      Conformed form of Vendor Agreement between the Company
           and Integrated Systems Solutions Corporation, as amended.**

10.2      Basic Order Agreement between Digital Equipment Corporation and OAO Canada Limited/OAO Technology Solutions, Inc.*+

10.3      Amended and Restated OAO Technology Solutions, Inc. 1996
           Equity Compensation Plan.*
10.4      Employment Agreement between William R. Hill and the
           Company, dated as of April 1, 1996.**
11.1      Statement Regarding Computation of Earnings Per Share.**
21.1      Subsidiaries of the Registrant.**
23.1      Consent of Deloitte & Touche LLP.*
23.2      Consent of Morgan, Lewis & Bockius LLP (to be included in
           Exhibit 5.1).*
23.3      Consent of Morgan, Lewis & Bockius LLP (to be included in
           Exhibit 8.1).*
24.1      Power of Attorney (included on signature page).**

27.1      Financial Data Schedule.**

--------------------------
 * Filed herewith.

** Previously filed.


 + Confidential Treatment Requested. The entire agreement has been filed separately with the Securities and Exchange Commission.